     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 1998.


                                                      REGISTRATION NO. 333-48523
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                           --------------------------

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.

             (Exact Name of Registrant as Specified in Its Charter)

                                    DELAWARE
         (State or Other Jurisdiction of Incorporation or Organization)

                                      5734
              (Primary Standard Industrial Classification Number)

                                   51-0379406
                    (I.R.S. Employer Identification Number)

                            931 SOUTH MATLACK STREET
                        WEST CHESTER, PENNSYLVANIA 19382
                                 (610) 430-8100
               (Address, Including Zip Code and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                         ------------------------------

           JOSEPH J. FIRESTONE, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            931 SOUTH MATLACK STREET
                        WEST CHESTER, PENNSYLVANIA 19382
                                 (610) 430-8100
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                         ------------------------------

                                   Copies to:

           STEPHEN T. BURDUMY, ESQUIRE                               MARY A. BERNARD, ESQUIRE
 KLEHR, HARRISON, HARVEY, BRANZBURG & ELLERS LLP                          KING & SPALDING
               1401 WALNUT STREET                                   1185 AVENUE OF THE AMERICAS
        PHILADELPHIA, PENNSYLVANIA 19102                             NEW YORK, NEW YORK 10036
                 (215) 568-6060                                           (212) 556-2100

                           --------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
 / / _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
 / / _____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION--DATED JUNE 23, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
--------------------------------------------------------------------------------


                                6,250,000 Shares



                                     [LOGO]

                                  Common Stock

----------------------------------------------------------------


Of the 6,250,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 4,375,000 shares are being sold by Electronics Boutique Holdings Corp. (the "Company"), and 1,875,000 shares are being sold by EB Nevada Inc., the Company's parent ("EB Nevada" or the "Selling Shareholder"). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholder. See "Principal and Selling Shareholders."


Prior to the Offering, there has been no public market for the Common Stock. The Company intends to apply to have the Common Stock included for quotation in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "ELBO." It is currently anticipated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

SEE "RISK FACTORS" ON PAGES 7 TO 11 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                    Underwriting                            Proceeds to
                                                  Price to         Discounts and        Proceeds to           Selling
                                                   Public          Commissions(1)        Company(2)         Shareholder
Per Share..................................          $                   $                   $                   $
Total(3)...................................          $                   $                   $                   $

(1) The Company, the Selling Shareholder, James J. Kim, the Chairman of the Company, his wife, Agnes C. Kim, and certain trusts established for benefit of their children (the "Kim Trusts," and, together with James J. and Agnes
    C. Kim, the "Kim Shareholders") have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses estimated to be $1,225,000, all of which are payable by the Company.


(3) The Selling Shareholder has granted the several Underwriters a 30-day over-allotment option to purchase up to 937,500 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to
    Public will be $      , the total Underwriting Discounts and Commissions
    will be $      , the total Proceeds to Company will be $      and the total
    Proceeds to Selling Shareholder will be $      . See "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Shareholder and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made through the facilities of the Depository Trust Company, New York, New
York, on or about       , 1998.

PRUDENTIAL SECURITIES INCORPORATED                          SALOMON SMITH BARNEY

      , 1998

                              [PHOTOS, MAPS, ETC.]

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL REFERENCES IN THIS PROSPECTUS (I) TO THE "COMPANY" MEAN ELECTRONICS BOUTIQUE HOLDINGS CORP., A DELAWARE CORPORATION ("EB HOLDINGS"), AND ITS SUBSIDIARIES, (II) TO "EB NEVADA" MEAN EB NEVADA, INC., A NEVADA CORPORATION, WHICH IS THE PARENT OF EB HOLDINGS,
(III) TO "EB" MEAN THE ELECTRONICS BOUTIQUE, INC., A PENNSYLVANIA CORPORATION, WHICH IS THE SOLE SHAREHOLDER OF EB NEVADA, AND (IV) TO THE COMPANY'S ELECTRONICS BOUTIQUE STORES INCLUDES THE COMPANY'S SIMILARLY-FORMATTED EBX STORES. THE COMPANY'S FISCAL YEAR ENDS ON THE SATURDAY NEAREST JANUARY 31. UNLESS OTHERWISE INDICATED, ALL REFERENCES IN THIS PROSPECTUS TO ANY YEAR REFERS TO THE FISCAL YEAR OF THE COMPANY ENDED OR ENDING IN JANUARY OR FEBRUARY, AS THE CASE MAY BE, OF THE FOLLOWING CALENDAR YEAR (E.G., THE FISCAL YEAR ENDED JANUARY 31, 1998 IS REFERRED TO HEREIN AS "1997"). 1997 AND 1996 CONSISTED OF 52 WEEKS AND 1995 CONSISTED OF 53 WEEKS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  THE COMPANY


    The Company believes that it is among the world's largest specialty retailers of electronic games. The Company's primary products are video games and personal computer ("PC") entertainment software, supported by the sale of video game hardware, PC productivity software and accessories. As of May 2, 1998, the Company operated 465 stores in 42 states, Puerto Rico, Canada, Australia and South Korea, primarily under the names Electronics Boutique and Stop 'N Save Software. As of such date, the Company also provided management services for an affiliate of EB, Electronics Boutique Plc ("EB-UK"), which affiliate operated 134 stores and 17 department store-based concessions in the United Kingdom and Ireland. As of May 2, 1998, the Company also managed 37 mall-based WaldenSoftware stores for Borders Group, Inc. The Company's stores are primarily located in high traffic areas in regional shopping malls and average 1,100 square feet in size. The Company plans to open approximately 50 to 55 domestic and 30 to 35 foreign stores in each of 1998 and 1999. The Company's revenues and operating income have grown from $250.7 million and $6.3 million, respectively, in 1994, to $454.0 million and $20.5 million, respectively, in 1997. Comparable store sales increased 3.5%, 20.8%, 15.3% and 13.0% in 1995, 1996, 1997 and the thirteen weeks ended May 2, 1998, respectively.


    The electronic game industry is segmented into two primary product platforms: video games and PC entertainment software. This industry has experienced rapid growth in recent years due primarily to the increasing availability of sophisticated, yet affordable, video game hardware systems and multimedia PCs featuring fast processors, expanded memories, and enhanced graphics and audio capabilities. Total domestic retail sales of video game titles, hardware and accessories were approximately $5.5 billion in calendar 1997, an increase of approximately 51% over retail sales in the prior year. Domestic sales of PC entertainment software totaled approximately $1.3 billion in calendar 1997, an increase of approximately 23% over retail sales in the prior year. In addition, the domestic installed base of multimedia PCs has increased from approximately 14 million units in calendar 1995 to approximately 23 million units in calendar 1997.

    The Company's core customer is the electronic game enthusiast who demands immediate access to new title releases and who generally purchases more video game titles and PC entertainment software than the average electronic game consumer. The Company believes that it attracts the core game enthusiast due to the Company's: (i) specialty store focus on the electronic game category; (ii) ability to stock sought-after new releases on its stores' shelves immediately after release by publishers; (iii) breadth of product selection; and (iv) knowledgeable sales associates, who are often game enthusiasts themselves and who have extensive knowledge of game titles and features. The Company places significant emphasis on offering its customers immediate access to new releases and has designed its product merchandising strategy and distribution systems to facilitate such access. The Company introduces, on average, 20 new game titles in its stores each week. The Company believes that this FIRST TO MARKET strategy establishes its stores as the logical destination of choice for electronic game enthusiasts. The Company's strict inventory management system enables it to (i) maintain over 2,600 active stock keeping units ("SKUs"), (ii) replenish a large and geographically dispersed store base on a daily basis, and (iii) minimize mark-downs as titles mature. The Company supports its product offerings with a strong commitment to customer service, which the Company believes distinguishes it from its competitors. All sales associates receive extensive training on video game and PC entertainment software products, system requirements and selling techniques.


    The Company believes that it was one of the first video game and PC entertainment software specialty retailers to offer a World Wide Website enabling both product review and online purchasing. The Company believes that its customer base and product mix are ideally suited for online retailing. The Company's customers are generally males who are technically proficient, a demographic which has traditionally represented the largest percentage of consumers who make online purchases. Further, the Company's products are recognizable brand name items, which serves to provide online customers with a higher degree of confidence that products purchased will meet expectations. The Company believes that the local market identity provided by its stores is a significant competitive advantage over competing online retailers. In April 1998, the Company began providing customers with a complete product offering, including access to the Company's database of over 4,600 items.


    The Company is committed to disciplined store operations, including merchandising, purchasing and distribution, real estate selection, store development, point of sale ("POS") financial reporting, and sales training. The Company believes that this commitment to operational control enables it to operate substantially all of its stores on a profitable basis, quickly identify opportunities to improve store productivity and react to shifts in product pricing and consumer purchasing trends.

    The Company was incorporated under the laws of the State of Delaware in March 1998 as a holding company for EB's operating activities. EB was incorporated in the Commonwealth of Pennsylvania in 1977. The Company's principal executive offices are located at 931 South Matlack Street, West Chester, Pennsylvania 19382 and the Company's telephone number is (610) 430-8100.

                                  THE OFFERING


Common Stock Offered by the Company...........................  4,375,000 shares

Common Stock Offered by the Selling Shareholder...............  1,875,000 shares

Common Stock to be Outstanding after the Offering (1).........  20,169,200 shares

Use of Proceeds by the Company................................  (i) To repay certain outstanding third party indebtedness, (ii) to repay
                                                                certain obligations owed by the
                                                                Company to EB, (iii) to repay certain
                                                                indebtedness owed to an affiliate of
                                                                the Company, and (iv) for general
                                                                corporate purposes, including
                                                                financing new store openings. See "Use
                                                                of Proceeds."

Proposed Nasdaq National Market Symbol........................  ELBO


------------------------


(1) Excludes 1,425,000 shares of Common Stock issuable upon exercise of options to be granted immediately prior to the completion of the Offering under the 1998 Equity Participation Plan of the Company (the "Equity Participation Plan"), which have an exercise price equal to the initial public offering price per share. Also excludes an aggregate of 675,000 shares of Common Stock available for the future grant of stock options and other equity securities under the Equity Participation Plan. See "Management--Equity Participation Plan."


                                  RISK FACTORS


    Investors should consider the material risks involved in connection with an investment in the Common Stock and the impact to investors from various events that could adversely affect the Company's business. See "Risk Factors."



    Electronics Boutique-Registered Trademark-, EBX-Registered Trademark- and Stop 'N Save Software-Registered Trademark- are registered trademarks of the Company. Nintendo-Registered Trademark- and N64-Registered Trademark- are registered trademarks of Nintendo Companies Limited ("Nintendo"), Sega-Registered Trademark- and Sega Saturn-Registered Trademark- are registered trademarks of Sega Enterprises ("Sega"), and Sony-Registered Trademark- and Playstation-Registered Trademark- are registered trademarks of Sony Computer Entertainment, Inc. ("Sony").

         SUMMARY CONSOLIDATED AND COMBINED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                                            THIRTEEN WEEKS ENDED
                                                                                                            --------------------
                                                                                                             MAY 3,     MAY 2,
                                                       1993       1994       1995       1996       1997       1997       1998
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                                                (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales..........................................  $ 240,387  $ 249,552  $ 268,956  $ 337,059  $ 449,180  $  83,688  $ 106,730
Management fees....................................        411      1,158      1,905      2,526      4,792        488        571
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues.....................................    240,798    250,710    270,861    339,585    453,972     84,176    107,301
Cost of goods sold.................................    175,865    182,505    199,226    252,813    338,498     61,941     79,520
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit.......................................     64,933     68,205     71,635     86,772    115,474     22,235     27,781
Operating expenses.................................     56,187     56,594     58,989     69,828     87,003     18,201     22,270
Depreciation and amortization......................      4,638      5,324      6,047      6,615      7,997      1,875      2,254
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations.............................      4,108      6,287      6,599     10,329     20,474      2,159      3,257
Equity in earnings (loss) of affiliates............       (118)      (634)    (1,319)      (573)     2,903        (80)       (80)
Interest expense, net..............................      1,578      1,727      1,818      1,298      1,380        294        214
Preacquisition loss of subsidiaries (1)............     --         --         --         --            913        296     --
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income tax expense...................      2,412      3,926      3,462      8,458     22,910      2,081      2,963
Income tax expense (2).............................        391        286        280        550        846         78        113
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income.........................................  $   2,021  $   3,640  $   3,182  $   7,908  $  22,064  $   2,003  $   2,850
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

PRO FORMA INCOME DATA:
Pro forma income before income tax expense.........                                              $  19,909             $   2,946
Pro forma income tax provision.....................                                                  8,182                 1,155
                                                                                                 ---------             ---------
Pro forma net income (3)...........................                                              $  11,727             $   1,791
                                                                                                 ---------             ---------
                                                                                                 ---------             ---------
Pro forma net income per share.....................                                                    .74                   .11
Pro forma weighted average shares
  outstanding (4)..................................                                                 15,794                15,794

OPERATING DATA (5):
Stores open at beginning of period (6).............        274        311        325        341        390        390        452
Stores open at end of period.......................        311        325        341        360        452        393        465
Sales per square foot (7)..........................  $     763  $     721  $     729  $     831  $     926  $     187  $     196
Average sales per store (000s).....................  $     822  $     785  $     808  $     962  $   1,106  $     214  $     233
Comparable store sales increase (decrease).........      (10.8%)      (6.6%)       3.5%      20.8%      15.3%      43.9%      13.0%
Inventory turnover.................................        3.0x       3.6x       3.8x       5.1x       5.3x       1.2x       1.3x


                                                                                                 MAY 2, 1998
                                                                                          -------------------------
                                                                                           ACTUAL    AS ADJUSTED(4)
                                                                                          ---------  --------------

                                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)...............................................................  ($ 37,776)   $    1,099
Total assets............................................................................    140,696       142,612
Total liabilities.......................................................................    123,223       102,195
Stockholders' equity....................................................................     17,473        40,417


------------------------


(1) The results of operations of EB Int'l and EB Canada have been consolidated since the beginning of 1997. Preacquisition loss of subsidiaries represents losses in EB Int'l and EB Canada prior to their acquisition by the Company.



(2) The predecessors to the Company were taxed as an S Corporation and a partnership. As a result, their taxable income was passed through to their partners and shareholders for federal income tax purposes. Accordingly, the financial statements do not include a provision for federal income taxes. A predecessor to the Company elected to be treated as an S corporation for some states, while remaining subject to corporate tax in other states and, as a result, the financial statements provide for certain state income taxes. See Note 1 of Notes to Consolidated and Combined Financial Statements and Notes to the Unaudited Pro Forma Consolidated Financial Statements.



(3) The pro forma net income gives effect to the application of the pro forma income tax expense that would have been reported had the Company's predecessors been corporations subject to federal and all state income taxes for all periods shown and to the retention by EB of certain assets. See Note 1 of Notes to Consolidated and Combined Financial Statements and Notes to the Unaudited Pro Forma Consolidated Financial Statements.



(4) Pro forma weighted average shares outstanding is equal to the number of shares which will be outstanding upon completion of the Reorganization. See "Reorganization" and Notes to the Unaudited Pro Forma Consolidated Financial Statements.


(5) Does not reflect stores operated by EB-UK and WaldenSoftware for which the Company provides management services. See "Business--Management Services."


(6) Stores open at beginning of period reflects, as of February 2, 1997, the consolidation of EB's domestic stores and its international stores.



(7) Calculated based on stores open for one year or longer.

                                  RISK FACTORS

    An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby.

    When used in this Prospectus, the words "expect," "estimate," "anticipate," "intend," "predict," "believe," and similar expressions and variations thereof are intended to identify forward-looking statements. Forward-looking statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's business and growth strategies; (iii) the use of the net proceeds to the Company of this Offering; and (iv) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results or outcomes may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including, without limitation, the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" identify important factors that could cause such differences.

    DEPENDENCE ON NEW PRODUCT INTRODUCTIONS. The Company is highly dependent upon the continued introduction of new and enhanced video game and PC hardware and software. The failure of manufacturers to introduce new or enhanced video game systems, a decline in the continued technological development and use of multimedia PCs or the failure of software publishers to develop popular game and entertainment titles for current or future generation game systems or PCs could have a material adverse effect on the Company's results of operations and financial condition.

    VIDEO GAME SYSTEMS AND SOFTWARE PRODUCT CYCLES. The video game market has historically been cyclical in nature. Following the introduction of new generation systems, sales of new generation hardware and related titles steadily increase, while sales of prior generation hardware and related titles steadily decrease. New generation systems historically have been introduced every four to five years. Sales of prior generation hardware systems historically have peaked in the year of introduction of next generation systems, and sales of prior generation titles historically have peaked in the following year. The failure of the industry's leading video game systems manufacturers to introduce next generation systems, or significant enhancements to existing systems, could lead to a significant decrease in sales of hardware systems and related titles by the Company. Any such decrease could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Products."

    TECHNOLOGICAL OBSOLESCENCE. The video game and PC industry is subject to rapid technological changes. The failure of the Company to respond quickly to such technological changes and to assess accurately their influence on customer preferences could have a material adverse effect on the Company's results of operations and financial condition. In addition, technological advances, such as the ready availability of games and other entertainment software on the Internet and the ability to down-load such games onto PCs for repeated use, could make the retail sale of video games and PC entertainment software obsolete. Further developments in these technologies or other technologies which expand the ability to access software through other sources could have a material adverse effect on the Company's results of operations and financial condition.

    NEW STORE OPENINGS. The Company's continued growth will depend, in part, on its ability to open and operate new stores on a profitable basis. The Company currently intends to open approximately 80 to 90 new stores in each of 1998 and 1999. The Company's ability to open new stores on a timely and profitable basis is subject to various contingencies, some of which are beyond the Company's control. These contingencies include the Company's ability to locate suitable store sites, negotiate acceptable lease terms, build-out or refurbish sites on a timely and cost-effective basis, hire, train and retain skilled associates, obtain adequate capital resources and successfully integrate new stores into existing operations. In addition, the management services agreement between EB and EB-UK (the "UK Services Agreement") significantly restricts the Company's ability to open stores in Europe. See "Business--Management Services." There can be no assurance that the Company will be able to achieve its planned expansion or that its new stores will achieve levels of sales and profitability comparable to the Company's existing stores. Failure of the Company to achieve its planned expansion on a profitable basis could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Retail Operations."

    COMPETITION. The electronic game industry is intensely competitive and subject to rapid changes in consumer preferences and frequent new product introductions. The Company competes with other video game and PC software specialty stores located in malls and other locations, as well as with mass merchants, toy retail chains, mail-order businesses, catalogs, direct sales by software publishers, online retailers, and office supply, computer product and consumer electronics superstores. Increased competition may lead to reduced profit margins on video games and PC entertainment software, which could have a material adverse effect on the Company's results of operations and financial condition. In addition, video games are available for rental from many video stores and cable television providers. Further, there can be no assurance that other methods of distribution will not emerge in the future which would result in increased competition for the Company. Most of the Company's competitors have longer operating histories and significantly greater financial, managerial, creative, sales and marketing and other resources than the Company. The Company also competes with other forms of entertainment activities, including movies, television, theater, sporting events and family entertainment centers. The Company's failure to compete effectively or a decrease in the popularity of video games and PC entertainment software would have a material adverse effect on the Company's results of operations and financial condition. See "Business-- Competition."

    In addition, the Company's ability to retain its existing customers and attract new customers depends on numerous factors, some of which are beyond the Company's control. These factors include: (i) the continued introduction of new and enhanced video game and PC hardware and software; (ii) the availability and timeliness of new product releases at the Company's stores; and (iii) the Company's reputation in the industry.


    SEASONALITY AND QUARTERLY RESULTS. The Company's business is affected by the seasonal patterns common to most retailers. Historically, its highest net sales, management fees and net income have been generated during the fourth quarter, which includes the holiday selling season. During 1997, approximately 44% of the Company's net sales and approximately 94% of the Company's operating income were generated during the fourth quarter. Accordingly, any adverse trend in net sales for such period could have a material adverse effect on the Company's results of operations for the quarter as well as for the entire year. In addition, the Company's results of operations may fluctuate from quarter to quarter depending upon, among other things, the timing of new product introductions and new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of certain holidays or promotions and changes in the Company's merchandise mix. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Results."


    DEPENDENCE ON SUPPLIERS. The Company purchases a significant amount of products from Nintendo, Sony and Electronic Arts, Inc. ("Electronics Arts") and often receives quantities of certain products disproportionate to its market share from these suppliers upon initial release. During 1997, products purchased from Nintendo, Sony and Electronic Arts accounted for 13.5%, 13.3% and 9.4%, respectively, of the Company's net sales. The Company believes that the loss of any of these companies as a supplier could have a material adverse effect on the Company's results of operations and financial condition. In addition, the Company's financial performance is in large part dependent upon the business terms it obtains from its suppliers, including unit prices, unsold product return policies, advertising and market development allowances, freight charges and payment terms. If the Company is unable to maintain favorable business terms with its suppliers, its results of operations and financial condition could be materially adversely affected.

    During 1997, approximately 37% of the Company's product purchases were from domestic distributors of products manufactured overseas, primarily in Asia. To the extent that the Company's distributors rely on overseas sources for a large portion of their products, any event causing a disruption of imports, including the imposition of import restrictions, could have a material adverse effect on the Company's results of operations and financial condition. In addition, in recent months, certain Asian currencies have devalued significantly in relation to the U.S. dollar and financial markets in Asia have experienced significant turmoil. There can be no assurance that the Company's ability to purchase from domestic distributors products manufactured in Asia would not be materially adversely affected by such developments. Trade restrictions in the form of tariffs or quotas, or both, applicable to such products could also affect the importation of such products generally and could increase the cost and reduce the supply of such products available to the Company.


    RISKS OF INTERNATIONAL RETAIL OPERATIONS. The Company has retail operations in various foreign countries, including Canada, South Korea and Australia, and intends to pursue opportunities that may arise in these and other countries. Net sales in these foreign countries represented 7.3% of the Company's net sales in 1997. The Company is subject to the risks inherent in conducting business across national boundaries, including currency exchange rate fluctuations, currency devaluations, international incidents, military outbreaks, economic downturns, government instability, nationalization of foreign assets, government protectionism and changes in governmental policy, any of which could adversely affect the Company's business in one or more of its international markets. Since substantially all of the Company's operations are domestic, the Company does not believe that currency exchange rate fluctuations would have a material adverse effect on the Company's results of operations and financial condition and, accordingly, does not hedge its risk in this area. The Company intends to monitor its exposure to currency exchange rate fluctuations as it expands its international presence and to reevaluate its hedging strategies as appropriate.



    LEASE EXPIRATIONS AND TERMINATIONS. As of June 19, 1998, 59 of the Company's stores (12.9% of all stores) were operated under leases with terms that expire in less than one year, including 6 month-to-month leases. In connection with the Reorganization (as defined below), all of the leases have been assigned to the Company by EB. Substantially all of the leases either required the landlord's prior consent to assign or permitted assignment upon satisfaction of certain conditions. EB did not solicit and the Company does not intend to solicit landlord consents for the assignment of the leases in connection with the Reorganization and/or the Offering; accordingly, affected landlords could seek to terminate their leases. There can be no assurance that the Company will be able to maintain its existing store locations as leases expire or are terminated by landlords or that the Company will be able to locate suitable alternative sites on acceptable terms. The Company's failure to maintain existing store locations or to locate alternative sites could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Properties."


    IMPACT OF GENERAL ECONOMIC CONDITIONS. The Company's business is sensitive to consumer spending patterns, which in turn are subject to prevailing economic conditions. Adverse local, regional or national economic conditions may cause shifts in consumer spending that could have a material adverse effect on the Company's results of operations and financial condition.


    CONTROL BY KIM SHAREHOLDERS. Upon completion of the Offering, EB Nevada will beneficially own approximately 69.0% of the outstanding shares of Common Stock (64.4% if the Underwriters' over-allotment option is exercised in full). Accordingly, the Kim Shareholders, through their ownership of all of the outstanding capital stock of EB, EB Nevada's sole stockholder, will be able to control the Company, elect all the directors and generally direct the affairs of the Company. See "Management" and "Principal and Selling Shareholders." Under a credit facility with Fleet Capital Corporation ("Fleet"), the Kim Shareholders are obligated to own, directly or indirectly, not less than 25.0% of the issued and outstanding capital stock of the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    DEPENDENCE ON KEY PERSONNEL. The success of the Company will depend on its ability to attract, motivate and retain key management associates for its stores and skilled merchandising, marketing and administrative personnel at the Company's headquarters. In the past, the Company has been successful in maintaining the continuity of its management team, including its executive officers, Joseph J. Firestone, its President and Chief Executive Officer, Jeffrey W. Griffiths, its Senior Vice President of Merchandising and Distribution and John R. Panichello, its Senior Vice President and Chief Financial Officer. However, there can be no assurance that the Company will continue to be successful in attracting and retaining such personnel. The loss of the services of one or more of such persons or other key personnel could have a material adverse effect on the Company's results of operations and financial condition. See "Management."


    IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of shares of Common Stock in the Offering will experience an immediate and substantial dilution in the net tangible book value of each share of Common Stock of $14.11 per share based upon an assumed initial public offering price of $16.00. See "Dilution."



    SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have 20,169,200 shares of Common Stock outstanding. Of those shares, a total of 6,250,000 shares (plus 937,500 additional shares if the Underwriters exercise their over-allotment option in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased or held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). All of the remaining shares will be held by EB Nevada, which is an "affiliate" of the Company. Beginning 360 days after the Offering, EB Nevada will be entitled to certain rights with respect to registration of such shares. If exercised, such registration rights could result in such shares being sold in greater amounts than otherwise allowable under Rule 144. See "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."



    Under Rule 144, sales of Common Stock by affiliates of the Company are subject to the volume limitations, manner of sale, and notice requirements of Rule 144. See "Shares Eligible for Future Sale." The Company's executive officers and directors, EB Nevada, the Kim Shareholders and the Company have agreed with the Underwriters that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, or any rights to purchase or acquire any shares of Common Stock, or other capital stock of the Company for a period of 360 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for options granted pursuant to the Equity Participation Plan. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such lock-up agreements.


    Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through a public offering of equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

    NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or continue upon completion of the Offering. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholder and the representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. There can be no assurance that after completion of the Offering the market price of the Common Stock will not decline below the initial public offering price. In addition, the stock markets have experienced extreme price and volume fluctuations which may affect the market price of the Common Stock in a manner unrelated or disproportionate to the operating performance of the Company. These market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."


    DISCRETION IN USE OF PROCEEDS. The Company intends to utilize approximately $17.4 million, representing approximately 27.1%, of the estimated net proceeds to the Company of the Offering, for general corporate purposes, including working capital. Accordingly, the Company will have broad discretion in the application of such net proceeds and an investor will not have the opportunity to evaluate the economic, financial and other relevant information used by the Company in determining how to apply such proceeds. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



    HOLDING COMPANY STRUCTURE; DIVIDEND RESTRICTIONS. The Company was formed as a holding company to effect the Reorganization and does not have any material assets other than its ownership interests in its subsidiaries and its 99.99% partnership interest in EB Services. The Common Stock will be junior in right of payment to all existing and future liabilities and obligations of the Company and, by virtue of the fact that the Company is a holding company, the Common Stock will be structurally junior in right of payment to all existing and future liabilities and obligations of each of the Company's subsidiaries. The Company has never declared or paid dividends on the Common Stock and does not currently intend to do so. Further, since the operations of the Company are conducted through its subsidiaries, its ability to pay dividends on the Common Stock in any event is dependent on the earnings and cash flow of its subsidiaries.


    ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS. Certain provisions of the Company's Certificate of Incorporation and Bylaws, as well as the Delaware General Corporation Law, could delay or make more difficult the removal of incumbent directors as well as a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's stockholders. For example, the Board of Directors of the Company is empowered to issue preferred stock in one or more series without stockholder action. Any issuance of this "blank-check" preferred stock could materially limit the rights of holders of the Common Stock and render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy context or otherwise. In addition, the Certificate of Incorporation and Bylaws contain a number of provisions which could impede a takeover or change in control of the Company, including, among other things, staggered terms for members of the Board, no cumulative voting, and prohibitions on the taking of any stockholder action by written consent or removing a director other than for cause. The Company is also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."


    YEAR 2000 COMPLIANCE. The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in inventory management, distribution, financial business systems and various administrative functions. To the extent that these software applications contain source code that is unable to interpret appropriately the upcoming calendar year 2000, some level of modification or even possible replacement of such source code or applications will be necessary. The Company is currently modifying its computer software programs and operating systems to make them "Year 2000" compliant and intends to complete its "Year 2000" compliance program in 1998. The Company anticipates spending approximately $300,000 in connection with its "Year 2000" compliance program. However, there can be no assurance that the costs necessary to update software, or potential systems interruptions, will not exceed such amount and have a material adverse effect on the Company's results of operations or financial condition. See "Business--Management Information Systems."

                                 REORGANIZATION


    The Company was incorporated under the laws of the State of Delaware in March 1998 as a holding company for EB's operating activities. EB was incorporated in the Commonwealth of Pennsylvania in 1977.



PRE-REORGANIZATION



    Prior to the Reorganization, (i) the Kim Shareholders owned all of the outstanding shares of capital stock of EB and all of the limited partnership interests of EB Services, with EB Services Corp., a company wholly-owned by James J. Kim, as the 1.0% corporate general partner, (ii) EB owned 25.1% of the outstanding shares of capital stock of EB-UK, and (iii) EB owned all of the outstanding shares of capital stock of Electronics Boutique Canada Inc. ("EB Canada") and EB International, Inc. ("EB Int'l").



REORGANIZATION



    On May 31, 1998, EB (i) transferred certain assets, including its leases, leasehold improvements, inventory, employee contracts, fixed assets and prepaid expenses, subject to all of its liabilities, to Electronics Boutique of America Inc. ("EBOA") in exchange for all of the outstanding shares of capital stock of EBOA, (ii) entered into a two year lease with EBOA for the West Chester distribution center and headquarters, which lease grants EBOA an option to purchase the property for $6.7 million, and (iii) assigned its intangible assets, including its trademarks and trade names, to Elbo Inc. ("Elbo"), in exchange for all of the outstanding shares of capital stock of Elbo. EB retained
(i) all of the outstanding shares of capital stock in its affiliates EBOA, Elbo, EB Int'l and EB Canada (collectively, the "Operating Shares"), (ii) its shares of EB-UK capital stock (which represent 25.1% of the outstanding shares of capital stock of EB-UK), (iii) the West Chester distribution center and headquarters, and (iv) $25.2 million of cash, accounts receivable and cash surrender value of certain split-dollar life insurance policies. In addition, EBOA joined EB as a party to the Fleet loan documents.



    Prior to the completion of the Offering, (i) EB will transfer the Operating Shares and its shares of EB-UK capital stock to EB Nevada in exchange for all of the outstanding shares of capital stock of EB Nevada, (ii) EB Nevada will then contribute the Operating Shares to the Company in exchange for 15,794,100 shares of Common Stock, and (iii) the Company will then acquire from the Kim Shareholders and EB Services Corp., for an aggregate of 100 shares of Common Stock, 99.99% of the partnership interests of EB Services, with EB Services Corp. retaining a 0.01% general partnership interest. The transactions in this and the preceding paragraph have been or will be made pursuant to the terms of certain contribution, assignment and exchange agreements among such entities (such transactions are collectively referred to herein as the "Reorganization").



POST-REORGANIZATION



    After the Reorganization and prior to the completion of the Offering, (i) EB will (A) own cash, accounts receivable, real estate and the cash surrender value of certain split-dollar life insurance policies with an aggregate value equal to the sum of EB's paid in capital, retained earnings and previously taxed but undistributed S Corporation earnings, (B) own all of the outstanding shares of capital stock of EB Nevada and (C) continue to be a party to the UK Services Agreement, (ii) EB Nevada will own all of the outstanding shares of Common Stock, and (iii) the Company, through its wholly-owned subsidiaries, will own substantially all of the operating assets and all of the liabilities of EB. See "Certain Transactions," "Principal and Selling Shareholders" and Notes to the Unaudited Pro Forma Consolidated Financial Statements.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 4,375,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $16.00 per share and after deducting underwriting discounts and commissions and estimated Offering expenses) are estimated to be $64.1 million. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder. See "Principal and Selling Shareholders."



    The Company intends to use (i) approximately $31.7 million of the net proceeds to repay borrowings outstanding under the Company's revolving credit facility with Fleet, (ii) approximately $8.0 million to repay certain obligations owed by the Company to EB, (iii) approximately $7.0 million to repay borrowings outstanding to James J. Kim under a demand note between Mr. Kim and EBOA, and (iv) the balance of the net proceeds for general corporate purposes, including financing new store openings. See "Certain Transactions", "Risk Factors--Discretion in Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."



    On March 16, 1998, EB entered into a credit agreement with Fleet, pursuant to which Fleet agreed to make available to EB an asset based revolving credit and term loan facility in an amount up to $50.0 million. Borrowings under this facility bear interest at a per annum rate equal to either LIBOR plus 250 basis points or Fleet's base rate of interest, at EB's option. As of June 19, 1998, EB had approximately $31.7 million of borrowings outstanding under the revolving credit facility with Fleet, which borrowings bear interest at Fleet's base rate. The revolving credit facility expires and the term loan, if borrowed, is repayable on March 16, 2001. Of such borrowings, EB used $9.4 million to retire outstanding indebtedness, approximately $13.9 million to pay dividends to certain of the Kim Shareholders and approximately $8.4 million for general working capital purposes. See "Reorganization," "Certain Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



    On June 4, 1998, EB loaned $7.0 million to James J. Kim, who in turn loaned such funds to EBOA. The demand notes reflecting such loans bear interest at the highest prime rate as published in the Wall Street Journal.


    Pending application of the net proceeds of the Company from the Offering, the Company intends to invest in short-term, interest-bearing, investment grade securities or guaranteed obligations of the United States government.

                                DIVIDEND POLICY


    EB Services, which was formed in January 1997, paid a distribution to its partners aggregating $1.0 million in 1997. EB Services has not paid any distributions to its partners during 1998, but intends to pay a distribution of approximately $6.1 million of cash and accounts receivable immediately prior to the Reorganization.



    Except as described above, the Company has not declared or paid any cash dividends or distributions on its capital stock. Pursuant to the Fleet revolving credit and term loan facility, the Company will not be permitted to declare or pay any dividends or make any other distributions if (i) there is an outstanding default under such facility or (ii) the Company does not have $3.5 million of availability under such facility. The Company currently intends to retain future earnings, if any, for business use and does not anticipate declaring or paying any dividends on shares of its Common Stock in the foreseeable future. The Board of Directors of the Company intends to review this policy from time to time, after taking into account various factors such as the Company's financial condition, results of operations, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION


    The following table sets forth the current portion of long-term debt and the capitalization of the Company at May 2, 1998 (i) on an actual basis, (ii) on a pro forma basis to give effect to the Reorganization and (iii) on a pro forma as adjusted basis to give effect to the Reorganization, the sale by the Company of 4,375,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $16.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Reorganization." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated and Combined Financial Statements and Notes thereto and the Unaudited Pro Forma Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


                                                                                           MAY 2, 1998
                                                                               -----------------------------------
                                                                                                        PRO FORMA
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                               ---------  -----------  -----------

                                                                                 (IN THOUSANDS, EXCEPT FOR SHARE
                                                                                              DATA)
                                                                                           (UNAUDITED)
Current portion of long-term debt............................................  $     900   $     900    $     900

Long-term debt...............................................................      2,749       2,749        2,749
Stockholders' equity:
  Preferred stock, $100.00 par value;
    200,000 shares authorized;
    none issued and outstanding (1)..........................................         --          --           --
  Common stock, Class A, $.10 par value;
    5,000 shares authorized;
    1,900 shares issued and outstanding (1)..................................         --          --           --
  Common stock, Class B, $.10 par value;
    25,000 shares authorized;
    21,000 shares issued and outstanding (1).................................          2          --           --
  Preferred stock, $.01 par value;
    25,000,000 shares authorized;
    none issued and outstanding..............................................         --          --           --
  Common stock, $.01 par value;
    100,000,000 shares authorized;
    none issued and outstanding;
    15,794,200 shares issued and outstanding pro forma and 20,169,200 shares
    issued and outstanding pro forma as adjusted (2).........................         --         158          202
Partners' capital of EB Services Company LLP.................................          1          --           --
Additional paid-in capital...................................................      7,584     (22,883)      41,123
Accumulated other comprehensive expense......................................       (908)       (908)        (908)
Retained earnings............................................................     10,793          --           --
                                                                               ---------  -----------  -----------
Total stockholders' equity (deficit).........................................     17,472     (23,633)      40,417
                                                                               ---------  -----------  -----------
Total capitalization.........................................................  $  21,121   $ (19,984)   $  44,066
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------


------------------------

(1) Represents the capitalization of EB.


(2) Excludes 1,425,000 shares of Common Stock issuable upon exercise of options to be granted immediately prior to the completion of the Offering under the Equity Participation Plan, which have an exercise price equal to the initial public offering price per share. Also excludes an aggregate of 675,000 shares of Common Stock available for the future grant of stock options and other equity securities under the Equity Participation Plan. See "Management--Equity Participation Plan."

                                    DILUTION


    Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value (total tangible assets minus total liabilities) of the Common Stock from the initial public offering price. At May 2, 1998, the pro forma net tangible book value of the Company was a deficit of $25.8 million, or a deficit of $1.64 per share. After giving effect to both the Reorganization and the sale by the Company of 4,375,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $16.00 per share) and the application of the net proceeds therefrom, the pro forma net tangible book value of the Common Stock would have been $38.2 million, or $1.89 per share. This represents an immediate increase in net tangible book value of $3.53 per share of Common Stock to existing stockholders and an immediate and substantial dilution of $14.11 per share of Common Stock to new investors purchasing shares of Common Stock in the Offering. The following table illustrates the dilution per share:



Assumed initial public offering price.......................             $   16.00
  Net tangible book value before the Reorganization.........  $     .97
  Decrease attributable to the Reorganization...............       2.61
                                                              ---------
  Net tangible book value after the Reorganization and
    before the Offering.....................................      (1.64)
  Increase attributable to new investors....................       3.53
                                                              ---------
Pro forma net tangible book value after the Offering........                  1.89
                                                                         ---------
Dilution to new investors...................................             $   14.11
                                                                         ---------
                                                                         ---------


    The following table sets forth the number of shares of Common Stock sold by the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders and by the new investors purchasing shares of Common Stock in the Offering:


                                                         SHARES PURCHASED          TOTAL CONSIDERATION
                                                     -------------------------  --------------------------  AVERAGE PRICE
                                                        NUMBER       PERCENT       AMOUNT        PERCENT      PER SHARE
                                                     ------------  -----------  -------------  -----------  -------------
Existing stockholders (1)(2).......................    15,794,200        78.3%  $       3,290         0.0%    $     0.0
New investors (2)..................................     4,375,000        21.7      70,000,000       100.0         16.00
                                                     ------------       -----   -------------       -----
        Total......................................    20,169,200       100.0%  $  70,003,290       100.0%
                                                     ------------       -----   -------------       -----
                                                     ------------       -----   -------------       -----


------------------------


(1) Excludes 1,425,000 shares of Common Stock issuable upon exercise of options to be granted immediately prior to the completion of the Offering under the Equity Participation Plan, which have an exercise price at the initial public offering price per share. Also excludes 675,000 shares of Common Stock available for the future grant of stock options and other equity securities under the Equity Participation Plan. See "Management--Equity Participation Plan."



(2) Sales by the Selling Shareholder will reduce the number of shares of Common Stock held by existing stockholders to 13,919,200 shares or 69.0% of the total number of shares of Common Stock outstanding after completion of the Offering (12,981,700 shares or 64.4% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares of Common Stock held by new investors to 6,250,000 shares or 31.0% of the total number of shares of Common Stock held by new investors after the Offering (7,187,500 shares or 35.6% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Shareholders."

        SELECTED CONSOLIDATED AND COMBINED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


    The following table sets forth, for the periods and at the dates indicated, summary consolidated and combined financial and operating data for the Company. The information presented below under the captions "Statement of Income Data" for 1993 through 1997 and "Balance Sheet Data" as of January 29, 1994, January 28, 1995, February 3, 1996, February 1, 1997 and January 31, 1998 is derived from the Company's audited Consolidated and Combined Financial Statements. The Company's audited financial statements for each of the three fiscal years in the period ended, and as of January 31, 1998, are included elsewhere in this Prospectus. The information presented below under the captions "Statement of Income Data" for the thirteen weeks ended May 3, 1997 and May 2, 1998 and "Balance Sheet Data" as of May 2, 1998 are derived from the Company's unaudited financial statements. In the opinion of management, such unaudited financial information contains all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of such dates and for such periods. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated and Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                                                    THIRTEEN WEEKS
                                                                                                        ENDED
                                                                                                 --------------------
                                                                                                  MAY 3,     MAY 2,
                                          1993       1994       1995       1996        1997        1997       1998
                                        ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                                                                     (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales.............................  $ 240,387  $ 249,552  $ 268,956  $ 337,059   $ 449,180   $  83,688  $ 106,730
Management fees.......................        411      1,158      1,905      2,526       4,792         488        571
                                        ---------  ---------  ---------  ---------  -----------  ---------  ---------
Total revenues........................    240,798    250,710    270,861    339,585     453,972      84,176    107,301
Cost of goods sold....................    175,865    182,505    199,226    252,813     338,498      61,941     79,520
                                        ---------  ---------  ---------  ---------  -----------  ---------  ---------
Gross profit..........................     64,933     68,205     71,635     86,772     115,474      22,235     27,781
Operating expenses....................     56,187     56,594     58,989     69,828      87,003      18,201     22,270
Depreciation and amortization.........      4,638      5,324      6,047      6,615       7,997       1,875      2,254
                                        ---------  ---------  ---------  ---------  -----------  ---------  ---------
Income from operations................      4,108      6,287      6,599     10,329      20,474       2,159      3,257
Equity in earnings (loss) of
  affiliates..........................       (118)      (634)    (1,319)      (573)      2,903         (80)       (80)
Interest expense, net.................      1,578      1,727      1,818      1,298       1,380         294        214
Preacquisition loss of subsidiaries
  (1).................................     --         --         --         --             913         296     --
                                        ---------  ---------  ---------  ---------  -----------  ---------  ---------
Income before income tax expense......      2,412      3,926      3,462      8,458      22,910       2,081      2,963
Income tax expense (2)................        391        286        280        550         846          78        113
                                        ---------  ---------  ---------  ---------  -----------  ---------  ---------
Net income............................  $   2,021  $   3,640  $   3,182  $   7,908   $  22,064   $   2,003  $   2,850
                                        ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                        ---------  ---------  ---------  ---------  -----------  ---------  ---------

PRO FORMA INCOME DATA:
Pro forma income before income tax
  expense.............................                                               $  19,909              $   2,946
Pro forma income tax provision........                                                   8,182                  1,155
                                                                                    -----------             ---------
Pro forma net income (3)..............                                               $  11,727              $   1,791
                                                                                    -----------             ---------
                                                                                    -----------             ---------
Pro forma net income per share........                                                     .74                    .11
Pro forma weighted average shares
  outstanding (4).....................                                                  15,794                 15,794

OPERATING DATA (5):
Stores open at beginning of period
  (6).................................        274        311        325        341         390         390        452
Stores open at end of period..........        311        325        341        360         452         393        465
Sales per square foot (7).............  $     763  $     721  $     729  $     831   $     926   $     187  $     196
Average sales per store (000s)........  $     822  $     785  $     808  $     962   $   1,106   $     214  $     233
Comparable store sales increase
  (decrease)..........................      (10.8%)      (6.6%)       3.5%      20.8%       15.3%      43.9%      13.0%
Inventory turnover....................        3.0x       3.6x       3.8x       5.1x        5.3x        1.2x       1.3x

                              JANUARY 29,   JANUARY 28,    FEBRUARY 3,    FEBRUARY 1,   JANUARY 31,
                                  1994          1995          1996           1997           1998
                              ------------  ------------  -------------  -------------  ------------    MAY 2,
                                                                                                         1998
                                                                                                      -----------
                                                                                                      (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)...   $   (2,531)   $    3,344     $ (11,038)     $   9,893     $  (17,728)   $ (37,776)
Total assets................       80,580        82,900        95,515        139,244        142,791      140,696
Total liabilities...........       68,153        66,833        78,066        118,887        114,392      123,223
Stockholders' equity........       12,427        16,067        17,449         20,357         28,399       17,473


------------------------


(1) The results of operations of EB Int'l and EB Canada have been consolidated since the beginning of 1997. Preacquisition loss of subsidiaries represents losses in EB Int'l and EB Canada prior to their acquisition by the Company.



(2) The predecessors to the Company were taxed as an S Corporation and a partnership. As a result, their taxable income was passed through to their partners and shareholders for federal income tax purposes. Accordingly, the financial statements do not include a provision for federal income taxes. A predecessor to the Company elected to be treated as an S Corporation for some states, while remaining subject to corporate tax in other states and, as a result, the financial statements provide for certain state income taxes. See Note 1 of Notes to Consolidated and Combined Financial Statements and Notes to the Unaudited Pro Forma Consolidated Financial Statements.



(3) The pro forma net income gives effect to the application of the pro forma income tax expense that would have been reported had EB and EB Services been corporations subject to federal and all state income taxes for all periods shown and to the retention by EB of certain assets. See Note 1 of Notes to Consolidated and Combined Financial Statements and Notes to the Unaudited Pro Forma Consolidated Financial Statements.



(4) Pro forma weighted average shares outstanding is equal to the number of shares which will be outstanding upon completion of the Reorganization. See "Reorganization" and Notes to the Unaudited Pro Forma Consolidated Financial Statements.


(5) Does not reflect stores operated by EB-UK and WaldenSoftware for which the Company provides management services. See "Business--Management Services."


(6) Stores open at beginning of period reflects, as of February 2, 1997, the consolidation of EB's domestic stores and its international stores.



(7) Calculated based on stores open for one year or longer.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    The Company believes that it is among the world's largest specialty retailers of electronic games. The Company's primary products are video games and PC entertainment software, supported by the sale of video game hardware, PC productivity software and accessories. As of May 2, 1998, the Company operated a total of 465 stores in 42 states, Puerto Rico, Canada, Australia and South Korea, primarily under the names Electronics Boutique and Stop 'N Save Software. As of such date, the Company also provided management services for EB-UK, which operated 134 stores and 17 department store-based concessions in the United Kingdom and Ireland. As of May 2, 1998, the Company also managed 37 mall-based WaldenSoftware stores for Borders Group, Inc. The Company is a holding company and does not have any significant assets or liabilities, other than all of the outstanding capital stock of its subsidiaries.


    The Company's net sales have increased in each of the last three years as a result of new store openings and sales growth in existing stores. In 1997, the Company opened 71 new stores (17 of which were in foreign markets) and expects to open 80 to 90 new stores in 1998 (30 to 35 of which are expected to be in foreign markets). The Company believes that its success in achieving sales growth and increased profitability is largely due to efficiencies created by its inventory management and distribution systems, store operating efficiencies and its knowledge of its market area and its customers. However, the Company's comparable store sales have experienced significant fluctuations in the past due to, among other things, timing of new product introductions and promotions, adverse weather conditions, shifts in the timing of certain holidays, prevailing economic conditions, changes in merchandise trends, the Company's ability to source merchandise efficiently, and the timing and concentration of store openings. The Company believes the impact of new video game hardware system introductions on comparable store sales is likely to decline in future periods due to improvements in hardware technology and the growing popularity of PC-based games. The Company regularly reviews the performance of each of its stores and may close or relocate those that are performing inadequately.

    Prior to 1997, the Company operated stores in Canada and South Korea with local joint venture partners. In 1997, the Company acquired its joint venture partners' interests in these operations. The results of these foreign operations are consolidated in the Company's financial statements for the entire fiscal year.

    Over the past two years, the video game industry has experienced substantial growth due to the introduction of next generation video game hardware systems in the latter part of 1995 and in 1996. Historically, the introduction of a next generation video game hardware system has resulted in increased sales, as the new technology encourages current video game players to update their video game hardware systems and attracts new video game players to purchase their first systems. The increased sales volume, however, is partially offset as video game hardware systems have a lower gross margin than the Company's other products. Following the introduction of next generation video game hardware systems, the market has traditionally experienced growth in the quantity and sophistication of related video game titles. In 1997, the Company reduced its gross margins on these video game titles as well as on PC entertainment titles to increase its overall sales volume.

RESULTS OF OPERATIONS


    The following table sets forth certain income statement items as a percentage of total revenues for the periods indicated:



                                                                                                          THIRTEEN WEEKS ENDED
                                                                                                        ------------------------
                                                                                                          MAY 3,       MAY 2,
                                                                         1995       1996       1997        1997         1998
                                                                       ---------  ---------  ---------  -----------  -----------
Net sales............................................................       99.3%      99.3%      98.9%       99.4%        99.5%
Management fees......................................................        0.7        0.7        1.1         0.6          0.5
                                                                       ---------  ---------  ---------       -----        -----
Total revenues.......................................................      100.0      100.0      100.0       100.0        100.0
Cost of goods sold...................................................       73.5       74.5       74.6        73.6         74.1
                                                                       ---------  ---------  ---------       -----        -----
Gross profit.........................................................       26.5       25.5       25.4        26.4         25.9
Operating expenses...................................................       21.8       20.5       19.1        21.6         20.7
Depreciation and amortization........................................        2.2        1.9        1.8         2.2          2.1
                                                                       ---------  ---------  ---------       -----        -----
Income from operations...............................................        2.5        3.1        4.5         2.6          3.1
Equity in earnings (loss) of affiliates..............................       (0.5)      (0.2)       0.7        (0.1)        (0.1)
Interest expense, net................................................        0.7        0.4        0.3         0.4          0.2
Preacquisition loss of subsidiaries..................................        0.0        0.0        0.2         0.4          0.0
                                                                       ---------  ---------  ---------       -----        -----
Income before income tax expense.....................................        1.3        2.5        5.1         2.5          2.8
State income taxes...................................................        0.1        0.2        0.2         0.1          0.1
                                                                       ---------  ---------  ---------       -----        -----
Net income...........................................................        1.2%       2.3%       4.9%        2.4%         2.7%
                                                                       ---------  ---------  ---------       -----        -----
                                                                       ---------  ---------  ---------       -----        -----



THIRTEEN WEEKS ENDED MAY 2, 1998 COMPARED TO THIRTEEN WEEKS ENDED MAY 3, 1997



    Net sales increased by 27.5% from $83.7 million in the thirteen weeks ended May 3, 1997 to $106.7 million in the thirteen weeks ended May 2, 1998. The increase in net sales was primarily attributable to (i) the opening of 52 net new domestic stores and one new Canadian store, which resulted in a $9.6 million increase in net sales, (ii) a 13.0% increase in comparable store sales, which resulted in a $10.6 million increase in net sales, and (iii) the consolidation of $2.8 million of net sales from the Company's Australian retail operations, which commenced business in the second quarter of 1997.



    Management fees increased by 17.0% from $0.5 million in the thirteen weeks ended May 3, 1997 to $0.6 million in the thirteen weeks ended May 2, 1998. The increase was primarily attributable to increased fees earned under the UK Services Agreement. See "Business--Managed Stores."



    Cost of goods sold increased by 28.4% from $61.9 million in the thirteen weeks ended May 3, 1997 to $79.5 million in the thirteen weeks ended May 2, 1998. As a percentage of net sales, cost of goods sold increased from 74.0% in the thirteen weeks ended May 3, 1997 to 74.5% in the thirteen weeks ended May 2, 1998. The increase in cost of goods sold as a percentage of net sales was primarily attributable to increased freight expenses. This increase is the result of the Company's decision to switch its primary freight carrier and reorganize its third-party distribution framework for improved service and merchandise availability at its stores.



    Selling, general and administrative expense increased by 22.4% from $18.2 million in the thirteen weeks ended May 3, 1997 to $22.3 million in the thirteen weeks ended May 2, 1998. As a percentage of total revenues, selling, general and administrative expense decreased from 21.6% in 1997 to 20.7% in 1998. The $4.1 million increase was primarily attributable to the increase in the Company's domestic and international store base and the associated increases in store and headquarter operating expenses. The decrease in selling, general and administrative expense as a percentage of total revenues was primarily attributable to an increase in net sales and management fee income without a proportional increase in corporate and store-level overhead.



    Depreciation and amortization expense increased by 20.2% from $1.9 million in the thirteen weeks ended May 3, 1997 to $2.3 million in the thirteen weeks ended May 2, 1998. This increase was primarily attributable to capitalized expenditures for leasehold improvements and furniture and fixtures for new store openings.



    Operating income increased by 50.9% from $2.2 million in the thirteen weeks ended May 3, 1997 to $3.3 million in the thirteen weeks ended May 2, 1998. As a percentage of total revenues, operating income increased from 2.6% in 1997 to 3.1% in 1998, as the increase in cost of goods sold as a percentage of total revenues was more than offset by the decline in operating expenses as a percentage of total revenues.



    Interest expense, net, decreased by 27.4% from $0.3 million in the thirteen weeks ended May 3, 1997 to $0.2 million in the thirteen weeks ended May 2, 1998. The decrease was primarily attributable to the repayment of long-term debt outstanding in 1997.



    As a result of all the above factors, the Company's income before income taxes increased by 42.4% from $2.1 million in the thirteen weeks ended May 3, 1997 to $3.0 million in the thirteen weeks ended May 2, 1998.


1997 COMPARED TO 1996


    Net sales increased by 33.3% from $337.1 million in 1996 to $449.2 million in 1997. The increase in net sales was primarily attributable to (i) the opening of 45 net new domestic stores, which resulted in a $29.0 million increase in net sales, (ii) a 15.3% increase in comparable store sales, which resulted in a $50.1 million increase in net sales, and (iii) the consolidation of $33.0 million of net sales from international retail operations, which net sales were fully consolidated as a result of the acquisition of interests of joint venture partners acquired by the Company in 1997.



    Management fees increased by 89.7% from $2.5 million in 1996 to $4.8 million in 1997. This increase was primarily attributable to the $2.2 million bonus earned by the Company under the UK Services Agreement. The Company does not anticipate receiving bonus payments under the UK Services Agreement in the future.



    Cost of goods sold increased by 33.9% from $252.8 million in 1996 to $338.5 million in 1997. As a percentage of net sales, cost of goods sold increased from 75.0% in 1996 to 75.4% in 1997. The increase in cost of goods sold as a percentage of net sales was primarily attributable to the Company's decision to reduce prices for selected electronic game titles in order to increase market share and sales volume.



    Selling, general and administrative expense increased by 24.6% from $69.8 million in 1996 to $87.0 million in 1997. As a percentage of total revenues, selling, general and administrative expense decreased from 20.5% in 1996 to 19.1% in 1997. The $17.2 million increase was primarily a result of the increase in the Company's store base and the associated increases in store and headquarter operating expenses. The decrease in selling, general and administrative expense as a percentage of total revenue was primarily attributable to an increase in net sales and management fee income without a proportional increase in corporate and store-level overhead.


    Depreciation and amortization expense increased by 20.9% from $6.6 million in 1996 to $8.0 million in 1997. This increase was primarily attributable to capitalized expenditures for leasehold improvements and furniture and fixtures for new store openings.


    Operating income increased by 98.2% from $10.3 million in 1996 to $20.5 million in 1997. As a percentage of total revenues, operating income increased from 3.1% in 1996 to 4.5% in 1997, as the increase in cost of goods sold as a percentage of total revenues was more than offset by the decline in operating expenses as a percentage of total revenues.

    Equity in earnings of affiliates increased by $3.5 million from a loss of $0.6 million in 1996 to earnings of $2.9 million in 1997. The increase was attributable to a $3.2 million increase in equity income recorded for the Company's 25.1% investment in EB-UK and the effect of consolidating the Company's equity interests in Canada and Korea beginning in 1997.


    Interest expense, net, increased by 6.2% from $1.3 million in 1996 to $1.4 million in 1997. The increase was primarily attributable to the inclusion of foreign operation interest expense in 1997, which was partially offset by reduced short-term borrowings and the repayment of long-term debt in 1997.

    As a result of all the above factors, the Company's income before income taxes increased by 171% from $8.5 million in 1996 to $22.9 million in 1997.

1996 COMPARED TO 1995


    Net sales increased by 25.3% from $269.0 million in 1995 to $337.1 million in 1996. The increase in net sales was primarily attributable to the opening of 19 net new domestic stores, which resulted in a $14.3 million increase in net sales and a 20.8% increase in comparable store sales, which resulted in a $53.8 million increase in net sales. The increase in comparable store sales was primarily a result of a full year of sales of the Sony PlayStation and the Sega Saturn, which were released in calendar year 1995, and the introduction of the Nintendo N64, which was released in the fall of 1996.



    Management fees increased by 32.6% from $1.9 million in 1995 to $2.5 million in 1996. This increase was primarily attributable to a full year of management fees earned under the UK Services Agreement in 1996 as compared to seven months of management fees earned in 1995, the initial year of the UK Services Agreement.



    Cost of goods sold increased by 26.9% from $199.2 million in 1995 to $252.8 million in 1996. As a percentage of net sales, cost of goods sold increased from 74.1% in 1995 to 75.0% in 1996. The increase in cost of goods sold as a percentage of net sales was primarily attributable to a greater percentage of the Company's sales mix being generated from video game hardware systems, which have a lower gross margin than the Company's other products.



    Selling, general and administrative expense increased by 18.4% from $59.0 million in 1995 to $69.8 million in 1996. As a percentage of total revenues, selling, general and administrative expense decreased from 21.8% in 1995 to 20.5% in 1996. The $10.8 million increase was a result of the increase in the Company's store base and the associated increases in store and headquarter operating expenses. The decrease in selling, general and administrative expense as a percentage of total revenues was primarily attributable to an increase in net sales and management fee income without a proportional increase in corporate and store-level overhead.


    Depreciation and amortization expense increased by 9.4% from $6.0 million in 1996 to $6.6 million in 1997. This increase was primarily attributable to capitalized expenditures for leasehold improvements and furniture and fixtures for new store openings.


    Operating income increased by 56.5% from $6.6 million in 1995 to $10.3 million in 1996. As a percentage of total revenues, operating income increased from 2.5% in 1995 to 3.1% in 1996, as the increase in cost of goods sold as a percentage of total revenues was more than offset by the decline in operating expenses as a percentage of total revenues.


    Equity in loss of affiliates decreased by $0.7 million from a loss of $1.3 million in 1995 to a loss of $0.6 million in 1996. The decrease was attributable to the increase of equity income recorded for the Company's 25% investment in EB-UK of $0.7 million, a reduction in the equity loss of the Company's Canadian joint venture of $0.5 million, and an increase in the equity loss of the Company's Korean joint venture of $0.5 million.

    Interest expense, net, decreased by 28.6% from $1.8 million in 1995 to $1.3 million in 1996. This decrease is primarily attributable to reduced short-term borrowings, repayment of long-term debt and an increase in interest income during 1996.

    As a result of all the above factors, the Company's income before income taxes increased 144% from $3.5 million in 1995 to $8.5 million in 1996.

SEASONALITY AND QUARTERLY RESULTS


    The Company's business, like that of most retailers, is highly seasonal. A significant portion of the Company's net sales, management fees and profits are generated during the Company's fourth fiscal quarter, which includes the holiday selling season. Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results may fluctuate materially depending upon, among other factors, the timing of new product introductions and new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of certain holidays or promotions and changes in the Company's merchandise mix. See "Risk Factors--Seasonality and Quarterly Results."



    The following table sets forth certain unaudited quarterly income statement information for 1996, 1997 and 1998. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.


                                                                   FISCAL QUARTER ENDED
                                ------------------------------------------------------------------------------------------
                                MAY 4,    AUG. 3,   NOV. 2,   FEB. 1,    MAY 3,    AUG. 2,   NOV. 1,   JAN. 31,    MAY 2,
                                 1996      1996      1996       1997      1997      1997      1997       1998       1998
                                -------   -------   -------   --------   -------   -------   -------   --------   --------

                                                      (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE
                                                                         DATA)
Total revenues................  $52,413   $51,392   $77,046   $158,734   $84,176   $73,394   $94,239   $202,163   $107,301
Gross profit..................   14,602    14,504    18,702     38,964    22,235    19,087    24,179     49,973     27,781
Operating income (loss).......   (2,029)   (2,885)    1,067     14,176     2,159    (1,800)      640     19,475      3,257
Income (loss) before income
  taxes.......................   (2,501)   (3,733)      354     14,338     2,081    (2,303)      576     22,556      2,963
Net income (loss).............  $(2,339)  $(3,490)  $   331   $ 13,406   $ 2,003   $(2,252)  $   514   $ 21,799   $  2,850

AS A PERCENTAGE OF TOTAL
  REVENUES:
Gross profit..................     27.9%     28.2%     24.3%      24.5%     26.4%     26.0%     25.7%      24.7%      25.9%
Operating income (loss).......     (3.9)     (5.6)      1.4        8.9       2.6      (2.5)      0.7        9.6        3.1
Income (loss) before income
  taxes.......................     (4.8)     (7.3)      0.5        9.0       2.5      (3.1)      0.6       11.2        2.8
Net income (loss).............     (4.5%)    (6.8%)     0.4%       8.4%      2.4%     (3.1%)     0.5%      10.8%       2.7%


LIQUIDITY AND CAPITAL RESOURCES


    The Company has historically financed its operations through a combination of cash generated from operations and bank debt. The Company generated $11.2 million, $37.1 million and $31.4 million in cash from operations in 1995, 1996 and 1997, respectively. The Company used $6.8 million of cash from operations during the thirteen weeks ended May 2, 1998. The $31.4 million of cash generated from operations in 1997 was primarily the result of $22.1 million of net income, $5.7 million of non-cash charges to net income, and a $9.9 million increase in accounts payable and accrued expenses, partially offset by an increase of $2.5 million in other assets, a $2.1 million increase in due from affiliates and a $2.0 million decrease in due to affiliates. The $6.3 million decrease in cash generated from operations in 1997 as compared to 1996 was primarily attributable to (i) a reduction in accounts payable and accrued expenses of $16.7 million,
(ii) an increase in other assets of $2.6 million, (iii) a decrease in affiliate payables of $2.4 million, (iv) an increase in affiliate receivables of $1.5 million and (v) a decrease in non-cash charges of

$2.6 million. Such amounts were partially offset by an increase in net income of $14.2 million and a decrease in inventory of $5.7 million. The $25.9 million increase in cash generated from operations in 1996 as compared to 1995 was primarily attributable to an increase in accounts payable and accrued expenses of $20.7 million, an increase in net income of $4.8 million, and a decrease in receivables from affiliates of $4.4 million. Such amounts were partially offset by a $4.4 million increase in inventory.

    In 1996, EB Canada entered into a $4.0 million term loan facility with Cho Hung Bank of Canada. At January 31, 1998, the outstanding balance on this loan was $3.7 million. The note matures on September 1, 2002 and bears interest at the bank's prime rate plus 0.125%. In 1997, EB Canada entered into a $1.0 million line of credit with Cho Hung Bank of Canada. At January 31, 1998, there was no outstanding balance on this line of credit. The line of credit expires on November 5, 1998 and bears interest at the bank's prime rate plus 0.125%.


    On March 16, 1998, EB entered into a credit agreement with Fleet, pursuant to which Fleet agreed to make available to EB an asset based revolving credit and term loan facility in an amount up to $50.0 million. The revolving credit facility expires and the term loan, if borrowed, is repayable on March 16, 2001. Interest accrues on borrowings at a per annum rate equal to either LIBOR plus 250 basis points or Fleet's base rate of interest, at EB's option. The revolving credit and term loan facilities are secured by accounts receivable, inventory, and equipment, and the term loan facility is also secured by EB's West Chester, Pennsylvania property. As of June 19, 1998, EB had approximately $31.7 million of outstanding borrowings under the revolving credit facility and had not borrowed amounts under the term loan. The borrowings under the revolving credit facility bear interest at Fleet's base rate of interest. In connection with the Reorganization, EBOA joined EB as a party to the Fleet loan documents. See "Reorganization" and "Certain Transactions." The Company intends to use $31.7 million of its net proceeds of the Offering to repay its obligations to Fleet.



    In June 1998, EB loaned $7.0 million to James J. Kim, who in turn loaned such funds to EBOA for working capital purposes. The demand notes reflecting such loans bear interest at the highest prime rate as published in the Wall Street Journal. The Company intends to use $7.0 million of its net proceeds of the Offering to repay this obligation to Mr. Kim. See "Use of Proceeds."



    A predecessor to the Company made capital expenditures of $18.5 million in 1997, primarily for opening 71 new stores and to acquire its West Chester, Pennsylvania distribution center, which was previously leased by the predecessor to the Company. See "Certain Transactions." The Company expects to make capital expenditures in 1998 of approximately $21.1 million, primarily to open approximately 80 to 90 new stores.


    The Company believes that the net proceeds of the Offering, together with cash generated from its operating activities and available bank borrowings, will be sufficient to fund its operations and store expansion programs through the end of 1999.

IMPACT OF INFLATION

    The Company does not believe that inflation has had a material effect on its net sales or results of operations.

RECENT ACCOUNTING PRONOUNCEMENT


    In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." This statement requires that certain costs related to the development or purchase of internal use software be capitalized and amortized over the estimated useful life of the software. This statement also requires that costs related to the preliminary project stage and post-implementation/operation stage of an internal use software development project be expensed as incurred. The Company plans to adopt this Statement for the year ended January 29, 2000, as required.

YEAR 2000


    The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in inventory management, distribution, financial business systems and various administrative functions. To the extent that these software applications contain source code that is unable to interpret appropriately the upcoming calendar year 2000, some level of modification or even possible replacement of such source code or applications will be necessary. The Company is currently modifying its computer software programs and operating systems to make them "Year 2000" compliant. The Company anticipates spending approximately $300,000 in connection with its "Year 2000" compliance programs. However, there can be no assurance that the costs necessary to update software, or potential systems interruptions, will not exceed such amount and have a material adverse effect on the Company's results of operations or financial condition.

                                    BUSINESS

GENERAL


    The Company believes that it is among the world's largest specialty retailers of electronic games. The Company's primary products are video games and PC entertainment software, supported by the sale of video game hardware, PC productivity software and accessories. As of May 2, 1998, the Company operated 465 stores in 42 states, Puerto Rico, Canada, Australia and South Korea, primarily under the names Electronics Boutique and Stop 'N Save Software. As of such date, the Company also provided management services for EB-UK, which operated 134 stores and 17 department store-based concessions in the United Kingdom and Ireland. As of May 2, 1998, the Company also managed 37 mall-based WaldenSoftware stores for Borders Group, Inc. The Company's stores are primarily located in high traffic areas in regional shopping malls and average 1,100 square feet in size. The Company plans to open approximately 50 to 55 domestic and 30 to 35 foreign stores in each of 1998 and 1999. The Company's revenues and operating income have grown from $250.7 million and $6.3 million, respectively, in 1994, to $454.0 million and $25.1 million, respectively, in 1997. Comparable store sales increased 3.5%, 20.8%, 15.3% and 13.0% in 1995, 1996, 1997 and the
thirteen weeks ended May 2, 1998, respectively.


    The Company's core customer is the electronic game enthusiast who demands immediate access to new title releases and who generally purchases more video game titles and PC entertainment software than the average electronic game consumer. The Company believes that it attracts the core game enthusiast due to the Company's: (i) specialty store focus on the electronic game category; (ii) ability to stock sought-after new releases on its stores' shelves immediately after release by publishers; (iii) breadth of product selection; and (iv) knowledgeable sales associates, who are often game enthusiasts themselves and who have extensive knowledge of game titles and features. The Company places significant emphasis on offering its customers immediate access to new releases and has designed its product merchandising strategy and distribution systems to facilitate such access. The Company introduces, on average, 20 new game titles in its stores per week. The Company believes that this FIRST TO MARKET strategy establishes its stores as the logical destination of choice for electronic game enthusiasts. The Company's strict inventory management system enables it to (i) maintain over 2,600 active SKUs, (ii) replenish its large and geographically dispersed store base on a daily basis, and (iii) minimize mark-downs as titles mature. The Company supports its product offerings with a strong commitment to customer service, which the Company believes distinguishes it from its competitors. All sales associates receive extensive training on video game and PC entertainment software products, system requirements and selling techniques.

INDUSTRY OVERVIEW

    The electronic game industry is segmented into two primary product platforms: video games and PC entertainment software.

    VIDEO GAMES. Video game play requires two components, video game consoles (hardware) and video game titles (software). Video game consoles are specialized processing devices which are connected to a free-standing monitor or, typically, a television set. Video game titles are small cartridges or CD-Roms that are inserted into a video game console. The video game market is dominated by three manufacturers, Nintendo, Sega and Sony, each of which manufactures proprietary hardware (in the form of console systems) and publishes game titles which run on their systems but cannot run on those of its competitors. Third party publishers also produce a wide range of game titles for each of these major hardware systems. Growth in the video game industry has been primarily driven by the periodic introduction of new generations of hardware systems. The current 32/64 bit systems offer highly developed, three dimensional graphics capabilities, speed, and sound effects. Manufacturers have introduced next generation hardware technologies every four to five years. Sales of prior generation video game titles generally peak five years after the introduction of new hardware systems.

    Total domestic retail sales of video game titles, hardware and accessories was approximately $5.5 billion in calendar 1997, an increase of approximately 51% over retail sales in the prior year. This increase was primarily the result of an increased penetration rate of the fourth generation of video game hardware technology (32/64 bit systems), which was introduced in calendar years 1995 and 1996. As was the case with each prior generation, the introduction of the new hardware technology has led to an increase in the total installed base of the new technology over that of the prior generation. The enhanced technological features of new hardware expand gaming capabilities, thereby encouraging existing players to upgrade their hardware platforms, and simultaneously attracting new video game players to purchase their first systems. Management believes that continued growth in sales of the current generation of hardware technology and related software will continue in calendar year 1998 and 1999. It is anticipated that the current generation of hardware systems will be replaced by a new generation of systems, beginning with the expected U.S. introduction of a new Sega system called "Dreamcast," which Sega is targeting for release in the fall of 1999. See "Risk Factors--Video Game Systems and Software Product Life Cycles."



    PC ENTERTAINMENT SOFTWARE. PC entertainment software is generally sold in the form of a CD-Rom and played on multimedia PCs featuring fast processors, expanded memories, and enhanced graphics and audio capabilities. The PC entertainment software industry is more fragmented than the video game industry, with game publishers producing game titles which can be used on most PCs. The market for PC entertainment software has experienced steady growth in recent years, due primarily to the growth in the installed base of multimedia PCs. The domestic installed base of multimedia PCs has increased from approximately 14 million units in calendar 1995 to approximately 23 million units in calendar 1997. Domestic unit sales of PC entertainment software have increased from approximately 23 million units in calendar 1995 to approximately 46 million units in calendar 1997. Domestic retail sales of PC entertainment software totaled approximately $1.3 billion in calendar 1997, an increase of approximately 23% over retail sales in the prior year. It is anticipated that the recent introduction of multimedia PCs priced at or below $1,000 will accelerate growth in PC unit sales and broaden the appeal of home PCs as an alternative source of in-home entertainment. Worldwide, the installed base of multimedia PCs as well as sales of PC entertainment software have experienced comparable increases to those experienced domestically.


    The typical electronic game consumer is male, between the ages of 14 and 34, and lives in a household with income in excess of $50,000. Owners of video game hardware systems purchase an average of 3.2 game titles per year. The Company believes that many electronic game players purchase video game titles as well as PC entertainment software. Electronic games are principally sold through retail channels, including mass merchants, toy retail chains, electronics retailers, computer retailers, specialty software retailers, wholesale clubs, and mail order.

BUSINESS STRATEGY

    The Company seeks to enhance its position as one of the world's premier specialty retailers of video game titles and PC entertainment software.

    BREADTH OF TITLE SELECTION. The Company offers its customers an extensive selection of video game titles and PC entertainment software at competitive prices. The Company's typical store offers approximately 1,650 titles at any given time from over 120 video game and PC entertainment software vendors. The title selection in each store is continuously updated and tailored to reflect the tastes and buying patterns of the store's local market. The Company carries game titles which are compatible with all major video game hardware systems and PCs. In addition to video game titles and PC entertainment software, the Company offers a complementary line of productivity and educational software and PC and video game accessories and peripheral products, including graphics accelerators, joysticks, memory cards, books and magazines. By offering all major video game hardware systems and providing a broad but focused assortment of electronic game software and accessories, the Company seeks to establish its stores as the logical destination of choice for electronic game enthusiasts.

    IMMEDIATE AVAILABILITY OF NEW RELEASES. The Company strives to be the first in its markets to offer new video game titles upon their release. New release titles are often preceded by substantial publicity in the form of advertisements and reviews in publications and, increasingly, are promoted through television. This publicity tends to create high levels of demand for new releases among video game enthusiasts, often well in advance of release dates. This demand has afforded the Company an important marketing opportunity to create excitement surrounding its stores. To assure its customers immediate access to new releases, the Company offers its customers the opportunity to purchase video games prior to their release (the "EB Pre-Sell Program") and has established a reserve list (the "EB Reserve List") which guarantees its customers a copy of a new release immediately after its launch. The Company introduces approximately 20 new game titles in its stores each week. The Company believes that its FIRST TO MARKET strategy establishes the Company's stores as the logical destination of choice for electronic game enthusiasts.

    HIGHLY EFFECTIVE INVENTORY MANAGEMENT SYSTEM. The Company emphasizes strict inventory policies in order to effectively manage over 2,600 SKUs, including video game titles, PC entertainment software, video game consoles, and accessories. The Company has developed a sophisticated inventory management system which enables it to maximize sales of new release titles and avoid markdowns as titles mature. The Company minimizes its inventory risk by: (i) conducting extensive research on new release titles to forecast anticipated daily sell-through; (ii) utilizing POS polling technology to provide daily sales, margin and inventory reports to the Company's merchandising staff; (iii) managing inventory on a store-by-store basis in order to address local customer merchandise preferences; and (iv) replenishing store-level inventories daily from its fully automated distribution center. The Company introduces an average of 10 new SKUs in its stores each day. As a result of these inventory management initiatives, the Company has been able to achieve desired in-stock positions and increase its inventory turns from 3.8x in 1995 to 5.1x in 1996 to 5.3x in 1997. In addition, the Company's 1997 inventory shortage was less than 0.8% of cost of sales.

    DISCIPLINED STORE OPERATIONS. The Company's management team exercises significant control over all aspects of its store operations, from product research, purchasing and distribution to real estate selection, store development, POS financial reporting, and sales training. The Company believes that this commitment to operational control enables it to operate substantially all of its stores on a profitable basis, to identify quickly opportunities to improve store productivity and to react to shifts in product pricing and consumer purchasing trends more quickly than its competitors.

    KNOWLEDGEABLE SALES ASSOCIATES. The Company believes that its knowledgeable sales associates provide the Company with an important competitive advantage over mass merchants, toy retail chains and electronics and computer superstores, all of which compete with the Company, but generally offer much lower levels of customer service in the electronic game category than the Company. All sales associates are given extensive training on video game and PC entertainment software products, system requirements and selling techniques. Many of the Company's sales associates are also electronic game enthusiasts. Training is facilitated through vendor-sponsored EB University seminars, held semi-annually for field management associates, as well as through regularly scheduled in-store seminars conducted by District Training Managers who provide merchandise and sales training to the Company's sales associates. In addition, sales associates are encouraged to learn about their customers' game preferences. With this knowledge, sales associates can introduce customers to a selection of electronic games and accessories which may suit their preferences or enhance the overall game experience. In addition, the Company's sales associates advise customers of pending new releases suited to the customer's expressed interests.

    VALUE PRICING AND AFFINITY PROGRAMS. In an effort to offer maximum value to its customers and discourage comparison shopping, the Company maintains an everyday low pricing policy and supports this policy with price matching (the "EB Code of Honor Program") and affinity programs. These affinity programs are the Frequent Buyer Card (the "EB-FBC"), the EB Pre-Sell Program, and the EB Reserve List. An extensive selection of merchandise and a high level of customer service complement the Company's everyday low price policy.

GROWTH STRATEGY


    DOMESTIC NEW STORE EXPANSION. The Company plans to expand its domestic retail operations by opening 35 to 40 Electronics Boutique stores and 10 to 15 Stop 'N Save Software stores in both existing and new markets during 1998. As of May 2, 1998, the Company had opened 12 domestic stores, had executed leases for an additional 16 domestic stores, and is currently negotiating with landlords with respect to 19 potential domestic stores. The Company's real estate team applies standardized site selection criteria to secure the best location for its stores when entering a new market or expanding within an existing market. The Company believes its store formats can operate profitably in high traffic/high rent malls as well as in lower traffic/lower rent malls and strip shopping centers. This flexibility provides the Company with an extensive selection of locations for future store openings.



    INTERNATIONAL OPPORTUNITIES. As of May 2, 1998, the Company operated 19 stores in Australia, 27 stores in Canada, five stores in South Korea, and provided management services to an affiliate of EB, EB-UK, which affiliate, as of such date, operated 134 stores and 17 department store-based concessions in the United Kingdom and Ireland. The Company intends to open 15 stores annually in both Australia and Canada during 1998 and 1999. As of May 2, 1998, the Company had opened four stores in Australia, had executed a lease for one store in Canada, and is currently negotiating with landlords with respect to 11 potential stores in Australia and three potential new stores in Canada. The Company believes that its current international presence will enable it to leverage its existing distribution and management infrastructure for further international expansion. See "Risk Factors--New Store Openings and "--Risks of International Retail Operations."



    EXPANSION OF ONLINE RETAILING. The Company believes that it was one of the first video game and PC entertainment software specialty retailers to offer a World Wide Website enabling both product review and online purchasing. The Company's core game enthusiast customer is technically proficient and, as such, the Company believes that online retailing is a natural extension of its current retail operations. Since the Company believes that its primary distribution center is well configured to enable fulfillment of online orders, the Company provides its own fulfillment function. The Company intends to pursue aggressively strategic alliances with directories, search engines, content providers, and sites geared toward electronic game players. In April 1998, the Company began providing customers with a complete product offering, including access to the Company's database of over 4,600 items.


    STORE PRODUCTIVITY. The Company constantly strives to increase the productivity of its stores by focusing on:

    - Inventory Management and Controls. Utilizing its sophisticated POS and inventory management systems, including its fully automated distribution center, the Company seeks to continuously improve the merchandise mix and in-stock positions in its stores, increase inventory turns and drive down shrinkage (which, at less than 0.8% of cost of sales in 1997, the Company believes is among the lowest of mall-based retailers).

    - Managing Store Payroll. The Company seeks to optimize store payroll expense by utilizing its sophisticated POS reporting systems to assure the best possible match of sales associate floor coverage to customer traffic. In an effort to further enhance its store payroll strategy, the Company is currently testing a new system which electronically measures store customer traffic throughout the day and provides management with an analysis of sales conversion rates by store and by sales associate. This system will allow management to further improve its on-going sales conversion training.

    - Pre-owned Electronic Games. As a result of the proliferation of new titles and the tendency of electronic game players to seek new game challenges after mastering a particular title, a growing market for pre-owned video game titles has evolved in recent years. The Company offers its customers a store credit for their pre-owned video game titles. Sales of pre-owned video game titles generate higher margins than new titles and their availability in the Company's stores tends to attract the Company's core game enthusiast customer. The Company believes that a significant opportunity exists to increase sales of pre-owned game titles and is currently implementing a number of marketing and merchandising programs, coupled with incentives to its sales associates, to increase its participation in the growing market for pre-owned game titles.

RETAIL OPERATIONS


    As of May 2, 1998, the Company operated a total of 465 stores in 42 states, Puerto Rico, Canada, Australia and South Korea, primarily under the names Electronics Boutique and Stop 'N Save Software.


    STORE FORMATS. Electronics Boutique stores are specialty retail stores that offer video game hardware and game titles, PC entertainment, educational and productivity software and video game and PC accessories. Electronics Boutique stores are primarily located in high traffic areas in regional shopping malls and generally stock over 2,600 SKUs. The typical mall-based Electronics Boutique store is approximately 1,100 square feet, but stores range in size from 450 square feet to 1,500 square feet, with retail sales space encompassing approximately 90% of total square footage.

    Stop 'N Save Software stores are generally larger format stores located in urban areas and strip and power shopping centers. The Company's merchandising strategy at its Stop 'N Save Software stores is comparable to its merchandising strategy at its Electronics Boutique stores. The Company opened its first Stop 'N Save Software store in 1995. Stop 'N Save Software stores range in size from 1,250 to 5,000 square feet, with retail sales space encompassing approximately 90% of total square footage. In addition, the Company also operates seven stores that sell sports collectibles and memorabilia under the name Brandywine Sports Collectables ("BC Collectables"). The Company is developing BC Collectables as a new concept, as it believes the customer base of BC Collectables shares many of the same demographic characteristics as the customer base of the Company's Electronics Boutique stores. BC Collectables stores are located in malls and strip and power shopping centers and generally range in size from 1,000 to 5,000 square feet.

    The following table sets forth information concerning the number of stores open at the end of the periods indicated:

                                                                                    1993         1994         1995         1996
                                                                                    -----        -----        -----        -----
Domestic Stores:
Electronics Boutique...........................................................         311          325          338          351
Stop 'N Save Software..........................................................           0            0            1            3
BC Collectables................................................................           0            0            2            6
                                                                                        ---          ---          ---          ---
    Total......................................................................         311          325          341          360

Total International Company Stores.............................................           7           22           23           30
                                                                                        ---          ---          ---          ---
Total Company Stores...........................................................         318          347          364          390
                                                                                        ---          ---          ---          ---
                                                                                        ---          ---          ---          ---

                                                                                    1997
                                                                                    -----
Domestic Stores:
Electronics Boutique...........................................................         390
Stop 'N Save Software..........................................................           8
BC Collectables................................................................           7
                                                                                        ---
    Total......................................................................         405
Total International Company Stores.............................................          47
                                                                                        ---
Total Company Stores...........................................................         452
                                                                                        ---
                                                                                        ---

    SITE SELECTION. Company representatives visit numerous mall and power and strip shopping center sites throughout the year in the United States and in several foreign countries in search of suitable store locations. The Company's standardized site selection criteria include, but are not limited to: population demographics; psychographics; traffic count; store-front visibility and presence; adjacencies; competition; lease terms; and accessible parking. The Company believes its store formats can operate profitably in high traffic/high rent malls as well as lower traffic/lower rent malls and shopping centers. The Company, therefore, believes that there is a large selection of locations available for future sites and views lease terms as the most critical element in its selection process. The Company has used its knowledge of its market areas to negotiate favorable lease terms at many of its store locations, which has resulted in lowered occupancy costs. The Company regularly reviews the profitability and prospects of each of its stores and evaluates whether any underperforming stores should be closed or relocated to more desirable locations. The Company will seek to negotiate with landlords to convert desirable WaldenSoftware locations into Company stores when their leases terminate.

    STORE ECONOMICS. The Company believes that its store concepts offer attractive unit economics. The Company estimates that the average Electronics Boutique store had net sales of approximately $1.1 million in 1997. The average cost to open an Electronics Boutique store (exclusive of inventory costs) is $135,000. These costs include furniture, fixtures, leasehold improvements and equipment. The Company expects such costs to remain constant in 1998. The Company's stores have an average opening inventory of $95,000. The Company's cost to open an international store is approximately the same in U.S. dollars as the cost to open a domestic store. Historically, the Company's new stores have generated a positive store operating contribution within the first 12 months of operations.

    STORE OPERATIONS. The Company's North American stores (in the U.S., Canada, and Puerto Rico) are divided into two geographic regions (East and West), each consisting of an area encompassing approximately 50% of the Company's stores. These regions are supervised by two Field Operations Vice Presidents, 11 Regional Vice Presidents/Directors and 42 District Managers. Each District Manager is responsible for approximately 12 stores. The Company's stores in Australia and South Korea are supervised by a Regional Vice President. The Company has recently instituted a program in the U.S. whereby each region has specialists in sales training, loss prevention and merchandising in an effort to provide on-going education and training to store associates. Each of the Company's stores has a full-time manager and a full-time assistant manager in addition to hourly sales associates, most of whom work part-time. The number of hourly sales associates fluctuates greatly depending on seasonal needs. The Company's domestic stores are open seven days per week and generally ten hours each day. The Company operates its foreign stores in a manner substantially similar to its domestic stores.

MANAGEMENT SERVICES


    As of May 2, 1998, the Company provided management services to 188 specialty electronic game stores in the United States, the United Kingdom and Ireland.



    EB-UK STORES. The Company provides management services for 134 stores and 17 department store-based concessions in the United Kingdom and Ireland under a contract with EB-UK, a corporation organized under the laws of the United Kingdom (and an affiliate of EB). As of May 2, 1998, EB owned 25.1% of the outstanding shares of capital stock of EB-UK, which stock is listed for trading on the London Stock Exchange. Pursuant to the Reorganization, EB will assign such shares of capital stock to EB Nevada. See "Reorganization."


    EB-UK is one of the leading speciality retailers of electronic games in the United Kingdom and Ireland. EB-UK's business strategy is substantially similar to that of the Company's. EB-UK strives to offer its customers an extensive selection of video games and PC entertainment software, immediate availability of new releases, knowledgeable sales associates, and value pricing and other customer incentive programs. EB-UK also has a highly effective inventory management system and distribution center. EB-UK stores are generally located in "high street" shopping districts.


    On October 13, 1995, EB entered into the UK Services Agreement with EB-UK. The UK Services Agreement provides that EB shall provide management services to EB-UK, including assistance with ordering and purchasing inventory, store design and acquisition, advertising, promotion and publicity information and information systems. In exchange, EB-UK is responsible for the payment of fees (payable in cash or EB-UK stock at EB's option), equal to 1.0% of net sales plus a bonus calculated on the basis of net income in excess of a pre-established target set by EB-UK. The UK Services Agreement provides for EB-UK to have a right of first refusal on any business opportunity of which EB becomes aware in Europe (excluding Scandinavia) relating to electronic game retailing. The UK Services Agreement also prohibits EB from competing with EB-UK in the United Kingdom or Ireland during the term of the UK Services Agreement, and for one year after its termination. The UK Services Agreement has an initial term expiring on January 31, 2006. In January 1997, EB assigned its rights and obligations under the UK Services Agreement to EB Services, a partnership in which, after the Reorganization, the Company will own 99.99% of the partnership interests. The stockholders of EB-UK elected Joseph J. Firestone, the Company's President and Chief Executive Officer, and John R. Panichello, the Company's Senior Vice President and Chief Financial Officer, to serve as non-executive Directors of EB-UK.



    WALDENSOFTWARE STORES. The Company manages 37 WaldenSoftware stores under a management contract with Borders Group, Inc. The WaldenSoftware stores are domestic mall-based stores that offer the same product lines as the Company's Electronics Boutique stores. The Company provides management services to WaldenSoftware in exchange for a fixed fee per store. The Company manages the stores in a manner substantially similar to the Company's Electronics Boutique stores. The Company will seek to negotiate with landlords to convert desirable WaldenSoftware locations into Company stores when their leases terminate.


ONLINE RETAILING

    The Company believes that it was one of the first electronic game specialty retailers to offer a Website that enables visitors to review a broad selection of products and make purchases online. In 1995, the Company created its Website and, in 1997, the Website was upgraded to offer online purchasing. The Company believes that its customer base and product mix are uniquely suited for online retailing. The Company's customers are generally males who are technically proficient, a demographic which has traditionally represented the largest percentage of consumers who make online purchases. Further, the Company's products are recognizable brand name items, which serves to provide online customers with a higher degree of confidence that products purchased will meet the customer's expectations. In addition, the scope of the Company's store operations enhances the reputation of the Company's Website as a source for products at competitive prices. The Company believes that the local market identity provided by the Company's stores is a significant competitive advantage over competing online retailers.


    The Company currently is able to offer over 600 of its most popular electronic game titles and accessory products for sale through its Website. In April 1998, the Company began providing customers with a complete product offering, including access to the Company's database of over 4,600 items. The Company's Website also features colorful product descriptions, new release schedules, vendor promotions and other relevant product information. The Company's Website also serves as a venue for online interaction between electronic game enthusiasts and popular electronic game authors, producers and other notables. The Company continually enhances its Website to broaden its promotional appeal and has recorded a significant increase in the number of visits to the Website. From February through May 1998, the Company recorded nearly 2,056,000 unique visits to its Website, compared to a total of 884,000 unique visits during the 11 months from March 1997 through January 1998. In addition, revenues from the Company's Website in the first eight months of online purchasing (June 1997 through January 1998) were approximately $399,000, compared to revenues of approximately $429,000 during the four months from February through May 1998. The Company intends to pursue aggressively strategic alliances with directories, search engines, content providers, and sites geared toward electronic game players. The Company believes that its current in-house distribution facilities afford the Company a competitive advantage by enabling it to fulfill online orders rapidly.


PRODUCTS


    The Company's primary product line consists of video game titles, PC entertainment software titles, video game hardware systems and related accessory products. The Company also markets selected PC productivity and education software titles. The Company's in-store inventory at any given time consists of 2,600 SKUs. The following table sets forth sales mix, expressed as a percentage of net sales, for the periods indicated:


                                                                 1993       1994       1995       1996       1997
                                                               ---------  ---------  ---------  ---------  ---------
Video Games:
  Video Game Software........................................        42%        40%        35%        33%        39%
  Video Game Hardware........................................         11         10         13         16          9
PC Software:
  PC Entertainment Software..................................         16         17         18         20         20
  PC Productivity Software...................................         13         13         14         10          8
  PC Education Software......................................          3          4          3          4          4
Accessories and Other:
  Accessories................................................         14         15         14         15         17
  Other......................................................          1          1          3          2          3
                                                               ---------  ---------  ---------  ---------  ---------
    Total....................................................       100%       100%       100%       100%       100%
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------

    VIDEO GAME TITLES AND PC ENTERTAINMENT SOFTWARE. The Company carries over 650 video game titles (excluding pre-owned games) and over 1,000 active PC entertainment software SKUs at any given time. In 1997, the average sales price of a video game title was $41.50 and the average sales price of a PC entertainment software title was $29.60. The Company purchases video game titles directly from the leading manufacturers, which include Nintendo, Sega and Sony, as well as a variety of third-party game publishers, such as Electronic Arts, Acclaim Entertainment, Inc. and Midway Home Entertainment, Inc. The Company ranks as one of the larger domestic customers of video game products from these publishers. Within the more fragmented PC entertainment software segment, the Company purchases titles from approximately 90 vendors. The Company markets electronic games across a variety of genres, including Action, Strategy, Adventure/Role Playing, Simulation, Sports, Children's Entertainment and

Family Entertainment. The Company maintains a broad selection of popular new release titles, which are defined by the Company as titles which have been available for no more than six weeks from the date of their release.

    VIDEO GAME HARDWARE. The Company offers the video game hardware systems of all major manufacturers, including the Sony PlayStation, Nintendo N64 and Sega Saturn. In support of its strategy to be the logical destination of choice for electronic game enthusiasts, the Company aggressively promotes the sale of video game hardware systems. The Company believes that this policy increases store traffic and promotes customer loyalty, leading to increased sales of video game titles, which have higher gross margins. The Company also offers extended service agreements and extensions of manufacturer warranties of the video game systems.

    PC EDUCATION AND PRODUCTIVITY SOFTWARE. In addition to its category dominant assortment of video game and PC entertainment software titles, the Company offers a selection of educational, personal productivity and finance software titles. Management believes that these titles also appeal to the electronic game enthusiasts who comprise the Company's core customer base.

    ACCESSORIES. In recent years, the growing popularity of electronic games has led to an increase in sales of accessory products, which generally have higher gross margins than hardware and software products. Accessory products enhance the total gaming experience. Presently, the Company's stores offer approximately 500 accessory product SKUs, including 3-D graphics accelerators, memory cards and joysticks. The Company also markets instructional books on the most popular electronic game titles.

INVENTORY MANAGEMENT AND DISTRIBUTION

    INVENTORY MANAGEMENT. The Company carefully manages its inventory to minimize the risk associated with introducing new products. The Company's merchandising staff evaluates potential products by testing many pre-release samples received from publishers, reading game reviews, interviewing customers and store associates, and studying vendor marketing plans. The Company's centralized merchandising staff also analyzes the EB Pre-Sell Program and EB Reserve List information and other data to estimate initial demand as well as the life cycle for a new release. The Company then uses its new product analyses to plan initial allocations among stores of the total initial purchase of a newly-released title (which typically ranges from 1,200 to 4,800 units, but has been as low as 500 units and as high as 60,000 units).

    Once initial stocking decisions have been made, the Company uses its management information system to measure, on a daily basis, SKU level sales, gross margins and inventory balances. After sales histories for a particular product are compiled, appropriate stock levels are designed for that specific product. Sales levels are continuously monitored by the merchandising staff, which receives sales and inventory reports by SKU on a daily basis through POS polling technology as well as recommended order quantities and product discontinuations from each store. Product shortages and replenishment allocations among stores are then made based on this data. By focusing on inventory turnover, the Company's allocation, traffic, buying, distribution and third party functions operate on a "just in time" replenishment basis.

    DISTRIBUTION. The Company's primary distribution center is located in West Chester, Pennsylvania, and supports the Company's full product line. The 120,000 square foot facility allows the Company to replenish its stores on a daily basis, thereby reducing inventory levels and increasing inventory turns, while supporting the Company's FIRST TO MARKET new release strategy. The Company's rapid processing capability in its distribution center is facilitated by several advanced inventory management technologies, including paperless picking and radio frequency support. The Company's ability to rapidly process incoming shipments of new release titles quickly and distribute them to all of its stores either that same day or by the next morning enables the Company to meet peak demand.

    During peak sales periods, the Company enters into short-term arrangements for additional retail distribution centers to ensure timely restocking of all stores. The Company has also developed a flexible third-party network to provide regional distribution support for all new product releases.

    The Company believes that it maintains industry-leading distribution and inventory management systems. The Company believes that these systems promote a level of efficiency in inventory management which affords the Company an important competitive advantage. In addition, when managed effectively, stock balancing and markdown allowances offered selectively by vendors can reduce a portion of the risk associated with carrying inventory. Products that either sell poorly at launch or experience a reduction in sales after a successful launch often can achieve an acceptable rate of sale at a lower price.

MARKETING

    IN-STORE PROMOTIONS. The Company's Electronics Boutique stores are primarily located in high traffic, high visibility areas in regional shopping malls. Accordingly, the Company's marketing efforts are designed to draw mall patrons into the Company's stores through the use of window displays and other attractions visible from the mall concourse. Inside the stores, the Company features selected products through the use of vendor displays, signs, fliers, point of purchase materials and end-cap displays. The Company receives cooperative advertising and market development funds from manufacturers, distributors, software publishers and accessory suppliers to promote their respective products.

    THE EB PRE-SELL PROGRAM AND THE EB RESERVE LIST. The EB Pre-Sell Program offers the Company's customers the opportunity to purchase video games prior to their release, and the EB Reserve List entitles participants to be placed on a list for notification when a game has arrived in the Company's stores. Customers who participate in the EB Pre-Sell Program pay for a game prior to its release and receive a promotional gift in connection with the purchase (e.g., a t-shirt or a watch). The EB Pre-Sell Program and the EB Reserve List enable the Company's customers to receive a new product on the first day on which it is available in the Company's stores, and are designed to enhance the reputation of the Company's stores as the logical destination of choice for electronic game enthusiasts.


    FREQUENT BUYER CARDS. Following an initial successful test in Canada, the Company introduced the EB-FBC in the U.S. in July 1997. For an annual fee, a cardholder is entitled to receive discounts on all purchases and to participate in exclusive EB-FBC promotions and events. As of May 2, 1998, over 88,000 EB-FBCs have been sold domestically. The Company is constructing a profile of these cardholders and intends to use this information to develop marketing programs designed specifically to meet cardholder buying needs.


    CATALOGS. The Company publishes six full color catalogs each year, which range in size from 48 to 100 pages. These catalogs have been fully vendor funded since 1986 and feature a broad array of products. The catalogs are available in the Company's stores and are also mailed to several hundred thousand households from the Company's proprietary customer lists. The catalogs are also inserted in leading industry magazines.

    PRE-OWNED GAMES. As with music compact discs, video game cartridges have useful lives of thousands of plays. As a result of the proliferation of new titles and the tendency of electronic game players to seek new game challenges after mastering a particular title, a growing market for pre-owned video game titles has evolved in recent years. The Company offers its customers a store credit for their pre-owned video game titles, which can be applied towards the purchase of new or pre-owned products. The Company then resells the pre-owned video game titles at discount prices, but with gross margins higher than those for new video game titles. The Company believes its wide assortment of pre-owned video game titles distinguishes it from its competitors.

    OTHER MARKETING PROGRAMS. The Company provides its customers with a liberal return policy. The Company's customers can return opened software products for a full credit within ten days after purchase.

In addition, the EB Code of Honor Program discourages comparison shopping, as the Company will match its competitors' prices. Further, the Company maintains an everyday low pricing strategy.

MANAGEMENT INFORMATION SYSTEMS

    The Company's primary management information system is a customized version of the AS400-based JDA Merchandise Management System. The proprietary enhancements made by the Company to this program enable management to analyze total, comparative and new store sales data at the Company, region, district and store levels. Additional revisions to the program have enhanced analysis of top selling items, new release sales and gross margin item rankings. The Company plans to continue to invest in its management information system by, among other things, upgrading its global financial reporting and analytical capabilities through the implementation of the Lawson Associates, Inc. financial software products. The Company intends to further enhance its management information systems with client server and data warehousing applications geared towards sales analysis and targeted consumer marketing. The Company spent $1.1 million for information system improvements in 1997 and has budgeted $1.5 million for 1998 for additional improvements.

    The Company has contracted with a third party to upgrade all programs running on the AS400 system to be "Year 2000" compliant, with full implementation targeted for the fourth quarter of 1998. All other Company software and hardware products are being inventoried and updated as necessary. The Company intends to address all potential "Year 2000" problems in 1998 and anticipates spending approximately $300,000 in connection with its "Year 2000" compliance program. See "Risk Factors--Year 2000 Compliance."

VENDORS

    With the exception of certain personal productivity software titles and accessories, the Company purchases substantially all of its products directly from manufacturers and software publishers. The Company's top 25 vendors accounted for approximately 77% of the Company's purchases in 1997. The Company's largest vendors in 1997 were Nintendo, Sony and Electronic Arts, which accounted for 13.5%, 13.3% and 9.4%, respectively, of the Company's net sales, with no other vendor accounting for more than 5.0% of the Company's software or accessory purchases during that year. The Company believes that maintaining and strengthening its long-term relationships with its vendors is essential to the Company's operations and expansion. The Company has no contracts with trade vendors and conducts business on an order-by-order basis, a practice that is typical throughout the industry. The Company believes that it has very good relations with the vendor community. See "Risk Factors--Dependence on Suppliers."

COMPETITION

    The electronic game industry is intensely competitive and subject to rapid changes in consumer preferences and frequent new product introductions. The Company believes that key competitive factors are availability of product, ability to procure product in high demand, knowledgeable service, price, reputation, and shopping environment. The Company competes with other video game and PC software stores located in malls, as well as with mass merchants, toy retail chains, mail-order businesses, catalogs, direct sales by software publishers, online retailers, and office supply, computer product and consumer electronics superstores. In addition, video games are available for rental from many video stores and cable television providers. Further, other methods of retail distribution may emerge in the future which would result in increased competition for the Company. Most of the Company's competitors have longer operating histories and significantly greater financial, managerial, creative, sales and marketing and other resources than the Company. The Company also competes with other forms of entertainment activities, including movies, television, theater, sporting events and family entertainment centers. The Company's ability to retain its existing customers and attract new customers depends on numerous factors, some of which are beyond the Company's control. These factors include: the continued introduction of new and enhanced video game and PC hardware and software; the availability and timeliness of new product releases at the Company's stores; and the Company's reputation in the industry. See "Risk Factors-- Competition."

PROPERTIES

    STORE LEASES. All of the Company's stores are leased. The table below sets forth, as of January 31, 1998, the number of the Company's store leases that will expire each year (assuming the lease is not terminated by either party prior to the expiration of the term).


                                                             NUMBER OF LEASES
                                                     --------------------------------
CALENDAR YEAR IN
WHICH LEASE EXPIRES                                    DOMESTIC       INTERNATIONAL
---------------------------------------------------  -------------  -----------------
1998...............................................           56(1)             4
1999...............................................           40                2
2000...............................................           35                0
2001...............................................           46                3
2002...............................................           43                3
2003...............................................           39               11
2004...............................................           24               19
2005...............................................           33                4
2006...............................................           33                0
2007...............................................           46                1
2008...............................................            7                0
2009 and thereafter................................            3                0


------------------------


(1) Includes, as of June 19, 1998, five leases which have been subsequently extended, five leases in negotiation and six stores currently leased on a month-to-month basis, of which three leases are pending term renewals.


    In general, the Company's leases have an initial term of seven to ten years, with some leases having one or more five to seven year options to extend. See "Risk Factors--Lease Expirations."


    HEADQUARTERS. EB owns the Company's headquarters and its primary distribution center, which are located in a single 140,000 square foot building on several acres in West Chester, Pennsylvania. In addition, EB owns four acres adjacent to the distribution center that will allow the Company to expand its operations at the West Chester site as required. Pursuant to the Reorganization, on May 31, 1998, EBOA, an operating subsidiary of the Company, entered into a lease agreement with EB, pursuant to which EBOA leases the West Chester headquarters and primary distribution center from EB. The lease has a two year term and provides EBOA with an option to purchase the property for $6.7 million, EB's cost of acquisition. The monthly rent pursuant to such lease is $50,000. See "Reorganization."


TRADEMARKS/REGISTRATIONS


    Pursuant to the Reorganization, the Company acquired from EB the Electronics Boutique-Registered Trademark-, EBX-Registered Trademark- and Stop 'N Save Software-Registered Trademark- trademarks as well as other registered trademarks and service marks, both in the United States and in certain foreign jurisdictions. See "Reorganization."


    The Company believes its marks are valuable and, accordingly, intends to maintain its marks and the related registrations. The Company is not aware of any pending claims of infringement or other challenges to the Company's right to use its marks in the United States or elsewhere. The Company has no patents, licenses, franchises or other concessions which are considered material to its operations.

ASSOCIATES


    As of June 12, 1998, the Company had approximately 3,100 non-seasonal associates, of which approximately 1,700 were employed on a part-time basis. In addition, during the 1997 peak holiday shopping season, the Company hired approximately 650 temporary associates. The Company believes that its relationship with its associates is very good. None of the Company's associates is represented by a labor union or is a member of a collective bargaining unit.


LEGAL PROCEEDINGS

    The Company is involved from time to time in legal proceedings arising in the ordinary course of its business. In the opinion of management, no pending proceedings will have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The Company's executive officers and directors are as follows:


NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
James J. Kim.........................................          62   Chairman of the Board
Joseph J. Firestone..................................          66   President, Chief Executive Officer and Director
Jeffrey W. Griffiths.................................          47   Senior Vice President of Merchandising and
                                                                      Distribution
John R. Panichello...................................          36   Senior Vice President and Chief Financial Officer
Dean S. Adler........................................          41   Director
Susan Y. Kim.........................................          35   Director
Louis J. Siana.......................................          66   Director


    James J. Kim. Mr. Kim has served as the Company's Chairman and a Class III Director since March 1998. Mr. Kim founded EB in 1977 and has served as its Chairman since its inception. Mr. Kim has served as Chairman and Chief Executive Officer of Amkor Technology, Inc. ("Amkor") and its principal operating subsidiary, Amkor Electronics, Inc. ("AEI") since September 1997 and 1968, respectively. Amkor and AEI are semiconductor packaging and test service companies. Mr. Kim also serves as the Chairman of the Anam group of companies, which consists principally of companies in South Korea in the electronics industries. Mr. Kim also serves as the Chairman and Chief Executive Officer of Forte Systems, Inc., ("Forte"), a company which provides information technology services, and is a director of CFM Technologies, Inc., a manufacturer of equipment used in the manufacturing process of semiconductors and flat panel displays.


    Joseph J. Firestone. Mr. Firestone has served as the President, Chief Executive Officer and a Class III Director of the Company since March 1998. Mr. Firestone has served as the President of EB since February 1984, and the President and Chief Executive Officer of EB since February 1995. Mr. Firestone has served as the non-executive Chairman of EB-UK since November 1995. Mr. Firestone also serves on the Executive Advisory Board of the Center for Retailing Education and Research of the University of Florida and as a Director of the National Retail Federation. Mr. Firestone earned a B.S. degree in Business and an M.B.A. degree from Long Island University.


    Jeffrey W. Griffiths. Mr. Griffiths has served as the Company's Senior Vice President of Merchandising and Distribution since March 1998. Mr. Griffiths has served as EB's Senior Vice President of Merchandising and Distribution since March 1996. From March 1987 to February 1996, Mr. Griffiths served as EB's Vice President of Merchandising and, from April 1984 to February 1987, he served as the Merchandise Manager of EB. Mr. Griffiths serves as the Chairman of the Interactive Entertainment Merchants Association. Mr. Griffiths earned a B.A. degree in History from Albright College and an M.B.A. degree from Temple University.

    John R. Panichello. Mr. Panichello has served as the Senior Vice President and Chief Financial Officer of the Company since March 1998. Mr. Panichello has served as the Senior Vice President of Finance of EB and the President of EB's BC Collectables division since March 1997. From March 1996 to February 1997, Mr. Panichello served as EB's Senior Vice President of Finance and, from June 1994 to February 1996, he served as the Vice President and Treasurer of EB. Mr. Panichello served as the President and Chief Executive Officer of Panichello & Company, a certified public accounting firm, from May 1990 to May 1994. Mr. Panichello has served as a director of EB-UK since May 1995. Mr. Panichello earned a B.S. degree in Accounting from West Chester University and an M.B.A. degree in Finance from Drexel University. Mr. Panichello is a Certified Public Accountant. Mr. Panichello is the husband of Susan Y. Kim and the son-in-law of James J. Kim.

    Dean S. Adler. Mr. Adler has served as a Class II Director of the Company since March 1998. In March 1997, Mr. Adler formed Lubert/Adler Partners, LP, a limited partnership investing primarily in real estate and real estate-related ventures. For ten years prior thereto, Mr. Adler was a principal and co-head of the private equity group of CMS Companies, which specialized in acquiring operating businesses and real estate within the private equity market. Mr. Adler was also an instructor at The Wharton School of the University of Pennsylvania. Mr. Adler serves on the Boards of Directors of US Franchise Systems, Inc., Trans World Entertainment Corporation, and Developers Diversified Realty Corporation. Mr. Adler earned a B.S. degree in Finance from The Wharton School of the University of Pennsylvania and a J.D. degree from the University of Pennsylvania Law School.

    Susan Y. Kim. Ms. Kim has served as a Class I Director of the Company since March 1998. Ms. Kim served as a Senior District Manager of EB from 1991 to 1992, as EB's Personnel Manager from 1989 to 1991, as a Buyer for EB from 1986 to 1989, and as a Field Manager for EB from 1985 to 1986. Ms. Kim serves as a Director of EB, AEI and Forte. Ms. Kim earned a B.A. degree in Sociology from Hamilton College. Ms. Kim is the daughter of James J. Kim and the wife of John
R. Panichello.


    Louis J. Siana. Mr. Siana has served as a Class II Director of the Company since March 1998. Mr. Siana is a certified public accountant and a senior partner in the accounting firm of Siana, Carr & O'Conner LLP. Mr. Siana earned a B.S. degree in Accounting from LaSalle University.


    Executive officers are elected by, and serve at the discretion of, the Board of Directors.

TERMS OF OFFICE AND BOARD COMMITTEES


    The Company's Certificate of Incorporation provides that directors of the Company are divided into three classes, as nearly equal in number as possible. The initial term of office of the Class I Directors expires on the day of the first annual meeting of stockholders following the end of 1998; the initial term of office of the Class II Directors expires on the day of the annual meeting of stockholders following the end of 1999; and the initial term of office of the Class III Directors expires on the day of the annual meeting of stockholders following the end of 2000. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Thus, directors stand for election only once in three years. Ms. Kim serves as a Class I director, Messrs. Adler and Siana serves as a Class II directors, and Messrs. Kim and Firestone serve as Class III directors.


    The Board of Directors will establish, effective upon completion of the Offering, Audit and Compensation Committees. The members of each Committee are expected to be determined at the first meeting of the Board of Directors following completion of the Offering. All of the members of the Audit Committee and at least a majority of the members of the Compensation Committee will be non-employee directors.

    The functions of the Audit Committee will be to recommend annually to the Board of Directors the appointment of the independent public accountants of the Company, discuss and review the scope and the fees of the prospective annual audit, to review the results thereof with the independent public accountants, review and approve non-audit services of the independent public accountants, review compliance with existing major accounting and financial policies of the Company, review the adequacy of the financial organization of the Company, review management's procedures and policies relative to the adequacy of the Company's internal accounting control, and compliance with federal and state laws relating to accounting practices and review and approve (with the concurrence of a majority of the disinterested Directors of the Company) transactions, if any, with affiliated parties.

    The functions of the Compensation Committee will be to review and approve annual salaries and bonuses for all officers, review, approve and recommend to the Board of Directors the terms and conditions of the Equity Participation Plan or changes thereto.

DIRECTOR COMPENSATION

    Upon completion of the Offering, each director who is not an employee of the Company will receive $1,500 for each meeting of the Board of Directors attended and for each committee meeting attended, as well as reimbursement of all reasonable out-of-pocket expenses incurred in attending such meetings. In consideration for their agreeing to serve as directors of the Company prior to the Offering, Messrs. Adler and Siana have each been granted options under the Equity Participation Plan to purchase 15,000 shares of Common Stock at a price equal to the per share offering price. Such options will vest equally over three years (the "Vesting Period"). In the event that Mr. Adler or Mr. Siana is no longer on the Board at the end of the Vesting Period, his options will be cancelled to the extent not otherwise vested. The Company intends to grant annually, commencing with the 1999 Annual Meeting of Shareholders, to each non-employee director (other than Messrs. Adler and Siana until after the Vesting Period has expired) an option to purchase 2,500 shares of Common Stock at the "fair market value" (as that term is defined in the Company's Equity Participation Plan) of such Common Stock on the date of grant. Prior to completion of the Offering, the Directors were not compensated for their services.

EXECUTIVE COMPENSATION

    The following table sets forth certain information concerning the compensation earned by the Company's President and Chief Executive Officer and the other executive officers of the Company whose salary and bonus was in excess of $100,000 (the "Named Officers") for 1997:

                           SUMMARY COMPENSATION TABLE

                                                                          ANNUAL COMPENSATION
                                                                 -------------------------------------    ALL OTHER
                       NAME AND POSITION                           SALARY      BONUS       OTHER (1)    COMPENSATION
---------------------------------------------------------------  ----------  ----------  -------------  -------------
Joseph J. Firestone
  President, Chief Executive Officer
    and Director...............................................  $  397,159  $  200,000       --         $   102,000(2)
Jeffrey W. Griffiths
  Senior Vice President of Merchandising and Distribution......  $  218,110  $  102,500       --         $     2,000(3)
John R. Panichello
  Senior Vice President and Chief
    Financial Officer..........................................  $  169,262  $   75,000       --             --

------------------------

(1) Does not include perquisites and other personal benefits, securities or property if the aggregate amount of such compensation for each of the persons listed did not exceed the lesser of (i) $50,000 or (ii) ten percent of the combined salary and bonus for such person in 1997.

(2) Consists of $100,000 of deferred compensation and the Company's $2,000 matching contribution pursuant to its 401(k) defined contribution plan.

(3) Consists of the Company's $2,000 matching contribution pursuant to its 401(k) defined contribution plan.

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with Messrs. Firestone, Griffiths and Panichello providing for their employment as Chief Executive Officer, Senior Vice President of Merchandising and Distribution and Senior Vice President and Chief Financial Officer, respectively. The agreements are each for a period of three years and, in some cases, may be extended automatically for additional one year terms, unless terminated by either party in accordance with their terms. The agreements provide for compensation consisting of base salaries of $500,000, $242,375 and $181,500 for

Messrs. Firestone, Griffiths and Panichello, respectively and certain fringe and other employee benefits that are made available to the senior executives of the Company. Immediately prior to completion of the Offering, Messrs. Firestone, Griffiths and Panichello will receive grants under the 1998 Equity Participation Plan of options to purchase 375,000 shares, 131,250 shares and 112,500 shares, respectively, of Common Stock (at an assumed initial public offering price of $16.00). In the event that employment is terminated for any reason other than death, disability or "cause" (as defined in the agreement), the executive is entitled to receive his then current base salary for the greater of his remaining term under the employment agreement or a one year period. The agreement also limits certain severance payments to an amount equal to $100 less than the maximum that could be paid to the executive and deducted by the Company under Section 280G of the Code in the event of termination of employment for any reason other than death, disability or "cause," or is related to a "change in control." In the event of disability, the agreements provide for the continuation of the executive's compensation for a period of one year, or, if greater, the remaining term of the agreement.


EQUITY PARTICIPATION PLAN


    Prior to the completion of the Offering, the Board of Directors will adopt and approve the Equity Participation Plan and reserve 2,100,000 shares of Common Stock for stock options and other stock awards to employees of the Company and its subsidiaries and other eligible participants. The principal purpose of the Equity Participation Plan is to provide incentives for officers, employees and consultants of the Company and its subsidiaries through granting of options, restricted stock and other awards (collectively, "Awards"), thereby stimulating their personal and active interest in the Company's development and financial success, and inducing them to remain in the Company's employ. In addition to Awards made to officers, employees or consultants of the Company, the Equity Participation Plan permits the granting of stock options ("Director Options") to non-employee directors ("Independent Directors").


    The Compensation Committee of the Board of Directors (the "Compensation Committee") will administer the Equity Participation Plan with respect to grants and Awards to officers, employees or consultants and the full Board of Directors will administer the Equity Participation Plan with respect to grants of Director Options to Independent Directors. The Compensation Committee will consist of at least two (2) members of the Board, each of whom is a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and an "outside director" for the purposes of Section 162(m) of the Code. The Equity Participation Plan provides that the Compensation Committee may grant or issue stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. The Compensation Committee may grant performance based awards on an individual or group basis. Generally, these Awards will be based upon specific performance targets and may be paid in cash, Common Stock or a combination of both.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    To date, executive compensation has been determined by the Company's Chief Executive Officer, whose compensation has been determined by Mr. Kim. Shortly after completion of the Offering, the Company intends to establish a Compensation Committee of the Board of Directors, a majority of whom will be independent directors.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS


    The Company has adopted provisions in its Certificate of Incorporation that eliminate to the fullest extent permissible under Delaware law the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief. The Certificate of Incorporation provides that the Company shall indemnify its directors and officers, and may indemnify its other employees and agents, to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

    There is no currently pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted.

                              CERTAIN TRANSACTIONS


    In connection with the Reorganization, EB transferred certain of its assets and all of its liabilities to EBOA and its intangible assets to Elbo. Immediately prior to the Offering, EB will transfer the Operating Shares and its shares of EB-UK capital stock to EB Nevada, who in turn will transfer the Operating Shares to the Company in exchange for 15,794,100 shares of Common Stock. The Company will also acquire, pursuant to the Reorganization, 99.99% of the outstanding partnership interests of EB Services from the Kim Shareholders and EB Services Corp. in exchange for an aggregate of 100 shares of Common Stock. The Company will also enter into a registration rights agreement with EB Nevada. See "Description of Capital Stock--Registration Rights."


    In September, 1993, EB entered into a joint venture agreement with Eden Electronics, Inc. ("Eden"), a Canadian corporation, with respect to EB Canada. EB Canada was created in order to operate electronic game stores in Canada. In 1996, EB, AEI and Anam Industrial Co., Inc. ("Anam"), a South Korean corporation of which the Kim Shareholders are stockholders, guaranteed the obligations of EB Canada under a $4.0 million term loan facility from Cho Hung Bank of Canada. The term loan facility matures on September 1, 2002 and bears interest at the bank's prime rate plus 0.125%. In 1997, EB purchased Eden's 50% percent interest in EB Canada for $727,000. In 1997, EB, AEI and Anam guaranteed the obligations of EB Canada under a $1.0 million revolving credit facility from Cho Hung Bank of Canada. The revolving credit facility expires on November 5, 1998, bears interest at the bank's prime rate plus 0.125% and is available to fund EB Canada's working capital needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


    In 1995, EB Int'l, a company then owned by John R. Panichello, EB's Senior Vice President and Chief Financial Officer and the son-in-law of Mr. James J. Kim and husband of Ms. Susan Y. Kim, entered into a joint venture agreement with Ssangyong Corporation, a South Korean corporation ("Ssangyong"), and Fine Land Enterprises Ltd., a Hong Kong corporation ("Fine Land"), to operate electronic game stores in South Korea ("EB Korea"). To fund initial operations, EB contributed $1.0 million on behalf of EB Int'l, Ssangyong contributed $938,000, and Fine Land contributed $62,000 to EB Korea. In 1997, EB Int'l purchased Ssangyong's 46.9% joint venture interest and Fine Land's 3.1% joint venture interest for a total of $611,000, which funds were advanced to EB Int'l by EB. In January 1998, EB purchased all of the outstanding shares of capital stock of EB Int'l from Mr. Panichello for $1,000, which amount represents Mr. Panichello's capital contribution to EB Int'l. See Note 4 to the Consolidated and Combined Financial Statements.



    EB entered into the UK Services Agreement in 1995, and management agreements with EB Canada in 1993, EB Korea in 1995, and Borders Group, Inc. in 1993, pursuant to which the Company provides management, administrative and advertising assistance in exchange for the payment of management fees: (i) by EB-UK equal to 1.0% of net sales, plus a bonus calculated on the basis of net income in excess of a pre-established target set by EB-UK, (ii) by EB Canada equal to 5.0% of the first $10.0 million of net sales and 4.0% of any net sales in excess of $10.0 million, (iii) by EB Korea equal to 4.0% of annual net sales subsequent to April 1997 and (iv) by Borders Group, Inc. equal to a fixed dollar amount per store. See "Business--Management Services." In 1997, EB assigned each of the aforementioned agreements to EB Services. Management fees aggregating $1.9 million, $2.5 million and $4.8 million were earned by EB and EB Services during 1995, 1996 and 1997, respectively. The management fees paid by EB Canada and EB Korea will be eliminated in consolidation.



    Pursuant to the Reorganization, on May 31, 1998, EBOA, an operating subsidiary of the Company, joined EB as a party to the Fleet loan documents and entered into a lease agreement with EB, pursuant to which EBOA leases the West Chester headquarters and primary distribution center from EB. The lease has a two year term and provides EBOA with an option to purchase the property for $6.7 million, EB's cost of acquisition. The monthly rent pursuant to such lease is $50,000. See "Reorganization."

    In June 1998, EB loaned $7.0 million to James J. Kim, who in turn loaned such funds to the Company for working capital purposes. The demand notes reflecting such loans bear interest at the highest prime rate as published in the Wall Street Journal. The Company intends to use $7.0 million of its net proceeds of the Offering to repay this obligation to Mr. Kim.



    Approximately $8.0 million of the net proceeds to the Company from the Offering will be used to repay certain intercompany obligations owed by subsidiaries of the Company to EB.


    The Company has a policy to the effect that any future transactions between it and any of its officers, directors, principal stockholders or the affiliates of the foregoing persons be on terms no less favorable to the Company than could reasonably be obtained in arm's length transactions with independent third parties, and that any such transactions also be approved by the members of the Audit Committee who are disinterested in the transaction.

                       PRINCIPAL AND SELLING SHAREHOLDERS


    The following table sets forth certain information with respect to the beneficial ownership of the Common Stock outstanding as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each director of the Company, (ii) each person who is known by the Company to beneficially own 5.0% or more of the outstanding shares of Common Stock, (iii) the Named Officers, (iv) the Selling Shareholder, and (v) all of the Company's executive officers and directors as a group.



                                                          SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                            OWNED PRIOR TO                         OWNED AFTER
                                                           THE OFFERING (2)        SHARES         THE OFFERING
                                                        -----------------------    BEING     -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                   NUMBER      PERCENT    OFFERED       NUMBER      PERCENT
------------------------------------------------------  ------------  ---------  ----------  ------------  ---------
EB Nevada, Inc. (3)(4)................................    15,794,200     100.0%   1,875,000    13,919,200       69.0%
  2255-A Renaissance Drive, Suite 4
  Las Vegas, Nevada 89119
James J. and Agnes C. Kim (3)(5)......................    15,794,200     100.0%   1,875,000    13,919,200       69.0%
Joseph J. Firestone (6)...............................       --          --          --           375,000        1.9%
John R. Panichello (5)(6).............................       --          --          --           112,500      *
Jeffrey W. Griffiths (6)..............................       --          --          --           131,250      *
Dean S. Adler (6).....................................       --          --          --            15,000      *
Susan Y. Kim (3)(5)...................................       --          --          --           --          --
Louis J. Siana (6)....................................       --          --          --            15,000      *
All directors and executive officers%
  as a group (7 persons) (6)(7).......................       --          --          --           648,750        3.2


------------------------


*   Less than 1.0%.



(1) Unless otherwise noted, the Company believes that all persons named in the above table have sole voting and investment power with respect to the shares beneficially owned by them.



(2) All share information is calculated based upon an assumed initial public offering price of $16.00 per share.



(3) EB Nevada is a wholly-owned subsidiary of EB, all of the outstanding capital stock of which is owned by the Kim Shareholders, which are James J. Kim, Agnes C. Kim and the Kim Trusts, which are the David D. Kim Trust of December 31, 1987, the John T. Kim of December 31, 1987 and the Susan Y. Kim Trust of December 31, 1987. Each of the Kim Trusts has in common Susan Y. Kim and John F.A. Earley as co-trustees, in addition to a third trustee (John T. Kim in the case of the Susan Y. Kim trust and the John T. Kim trust and David D. Kim in the case of the David D. Kim trust) (the trustees of each trust may be deemed to be the beneficial owners of the shares held by such trust). In addition, the trust agreement for each of these trusts encourages the trustees of the trusts to vote the shares of Common Stock held by them, in their discretion, in concert with James Kim's family. Accordingly, the trusts, together with their respective trustees and James
    J. and Agnes C. Kim, may be considered a "group" under Section 13(d) of the Exchange Act. This group may be deemed to have beneficial ownership of the shares owned by EB Nevada.



(4) If the overallotment option is exercised in full, the number of shares being offered would be 2,812,500 and the number and percent of shares beneficially owned after the Offering would be 12,981,700 and 64.4%, respectively.



(5) James J. Kim is the father of Susan Y. Kim. John R. Panichello and Susan Y. Kim are husband and wife.



(6) Represents (or otherwise includes) shares of Common Stock which may be acquired upon the exercise of options to be granted by the Company under the Equity Participation Plan.



(7) Excludes shares which may be deemed to be beneficially owned by James J.
    Kim.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 100,000,000 shares of Common Stock and 25,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), none of which shares of Preferred Stock are issued and outstanding.


    The following description of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Certificate of Incorporation and the Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part.


COMMON STOCK


    Upon completion of the Reorganization, there will be 15,794,200 shares of Common Stock outstanding, all of which will be beneficially owned by EB Nevada.


    Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors. See "Risk Factors--Anti-Takeover Effects of Delaware Law and Certain Charter and Bylaw Provisions."

    Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of any existing or future agreements between the Company and its debtholders. The Company has never declared or paid cash dividends on its capital stock, expects to retain future earnings, if any, for business use, and does not anticipate declaring or paying any cash dividends on shares of its Common Stock in the foreseeable future. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

PREFERRED STOCK

    The Company's Board of Directors is authorized to issue 25,000,000 shares of Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or making more difficult a change in control of the Company and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any shares of Preferred Stock and no shares are currently outstanding.

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Set forth below is a summary of certain provisions of the Company's Certificate of Incorporation and Bylaws, which could be deemed to have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such takeover is not in the best interests of the Company and its stockholders. However, these provisions could also have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of stockholders deemed such an attempt to be in their best interests. Insofar as EB Nevada and the Kim Shareholders will retain a substantial percentage of the outstanding Common Stock of the Company after the Offering, the Company is not at present expected to be vulnerable to a takeover without the approval of the EB Nevada and the Kim Shareholders.


    The Company's Certificate of Incorporation provides for a classified Board consisting of three classes as nearly equal in size as the then authorized number of directors constituting the Board of Directors permits. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. Each class shall hold office until the date of the third annual meeting for the election of directors following the annual meeting at which such director was elected, except that the initial terms of Class I, Class II and Class III expire on the date of the annual meeting in 1999, 2000 or 2001, respectively. As a result, approximately one-third of the Board will be elected each year. Under the Delaware General Corporation Law, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with provisions of the Certificate of Incorporation and Bylaws authorizing the Board to fill vacant directorships, precludes a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

    The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice must be received by the Company not less than 60 days nor more than 90 days prior to the date of the annual meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

    The Certificate of Incorporation provides that no action may be taken by stockholders except at an annual or special meeting of stockholders and prohibits action by written consent in lieu of a meeting. The Certificate of Incorporation also authorizes the officers and directors of the Company, when exercising their respective powers, to consider the interests of other constituencies, including the Company's employees, suppliers, creditors and customers. The Certificate of Incorporation also provides that special meetings of stockholders of the Company may be called only by the Chairman of the Board, the Chief Executive Officer, the President or by a majority of the members of the Board. This provision will make it more difficult for stockholders to take action opposed by the Board. The Certificate of Incorporation also provides that the stockholders may not amend the Bylaws or the aforementioned provisions of the Certificate of Incorporation without the approval of two-thirds of the outstanding capital stock entitled to vote.

EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE

    The Company is subject to Section 203 of the Delaware General Corporation Law (the "Anti-takeover Law"), which regulates corporate acquisitions. The Anti-takeover Law prevents certain Delaware corporations, including those whose securities are included for quotation in The Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Anti-takeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested stockholder and the sale of more than 10% of the Company's assets. In general, the Anti-takeover Law defines an "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Anti-takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company's outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-takeover Law. See "Risk Factors."

REGISTRATION RIGHTS


    Pursuant to a registration rights agreement between the Company and EB Nevada, EB Nevada was granted the right to demand that the Company register any or all of the 13,919,200 shares of Common Stock held by EB Nevada after completion of the Offering on up to three occasions, at any time commencing 360 days after the effective date of this Prospectus. In addition, EB Nevada has certain "piggy-back" registration rights with respect to such shares of Common Stock. These registrations rights expire four years after the closing of the Offering.


TRANSFER AGENT AND REGISTRAR


    The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York, Jersey City, New Jersey.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of the Offering, the Company will have 20,169,200 shares of Common Stock outstanding. Of those shares, a total of 6,250,000 (7,187,500 if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased or held by "affiliates" of the Company as that term is defined in Rule 144. All of the remaining shares are held by EB Nevada, which is an "affiliate" of the Company.



    In general, under Rule 144 as currently in effect, any affiliate of the Company who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of 1.0% of the then outstanding shares of Common Stock (approximately 201,692 shares based upon the number of shares assumed to be outstanding after the Offering) or the reported average weekly trading volume during the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. All shares of Common Stock held by affiliates of the Company (including EB Nevada ) will be eligible for sale commencing one year after the date of this Prospectus pursuant to Rule 144, subject to the restrictions under Rule 144 referred to above and, as described below, subject to the agreement of certain holders of Common Stock to certain restrictions on their ability to sell Common Stock for a period of 360 days following the consummation of the Offering. See "Underwriting." EB Nevada is entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights."



    Pursuant to certain lock-up agreements, the Company, its executive officers and directors, the Kim Shareholders and EB Nevada, have agreed that they will not, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other similar securities of the Company for a period of 360 days from the date of this Prospectus, except that such agreements do not prevent the Company from granting additional options under the Equity Participation Plan or from issuing shares pursuant to the Equity Participation Plan. After such 360 day period, this restriction will expire and shares permitted to be sold under Rule 144 will be eligible for sale. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements.



    Within 90 days after the date of this Prospectus, the Company intends to file a Registration Statement on Form S-8 covering an aggregate of approximately 2,100,000 shares of Common Stock (including the 1,425,000 shares of Common Stock which will then be subject to outstanding options) that have been reserved for issuance under the Equity Participation Plan. Shares of Common Stock issued upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates of the Company and to the lock-up agreements.


    Prior to this Offering, there has been no public market for the Common Stock, and no predictions can be made with respect to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market price for the Common Stock. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the prevailing market prices for the Common Stock and impair the Company's ability to raise capital through the sale of equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                                  UNDERWRITING

    The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the underwiting agreement (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholder the number of shares of Common Stock set forth opposite their respective names.

                                                                                     NUMBER
                                   UNDERWRITER                                     OF SHARES
---------------------------------------------------------------------------------  ----------
Prudential Securities Incorporated...............................................
Smith Barney Inc. ...............................................................

                                                                                   ----------
    Total........................................................................   6,250,000
                                                                                   ----------
                                                                                   ----------

    The Company and the Selling Shareholder are obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby, if any are purchased.

    The Underwriters, through their Representatives, have advised the Company and the Selling Shareholder that they propose to offer the Common Stock at the initial public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $
per share; and that such dealers may re-allow a concession of $         per
share to certain other dealers. After the public offering, the initial public offering price and the concessions may be changed by the Representatives.

    The Selling Shareholder has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase in the aggregate up to 937,500 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 6,250,000.

    The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise authority.

    The Company, the Kim Shareholders and the Selling Shareholder have agreed to indemnify the several Underwriters and contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.


    The Company, its executive officers and directors, the Kim Shareholders and EB Nevada have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company for a period of 360 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for options granted pursuant to the Equity Participation Plan. Prudential Securities Incorporated may, in its sole discretion, at any time and without prior notice, release all shares or any portion thereof subject to such lock-up agreements.

    Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined through negotiations among the Company, the Selling Shareholder and the Underwriters. Among the factors to be considered in making such determination will be prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects of the industry in general, the management of the Company, and the market prices of securities for companies in businesses similar to that of the Company.


    In connection with the Offering, certain Underwriters (and selling group members, if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Selling Shareholder, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 937,500 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price for the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if they are undertaken, then they may be discontinued at any time.


                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Klehr, Harrison, Harvey, Branzburg & Ellers LLP, Philadelphia, Pennsylvania, and for the Underwriters by King & Spalding, New York, New York.

                                    EXPERTS

    The financial statements as of February 1, 1997 and January 31, 1998 and for the fiscal years ended February 3, 1996, February 1, 1997 and January 31, 1998 included in this Prospectus have been so included in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement of Form S-1 under the Securities Act with respect to the Company's Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in the Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the Registration Statement and the exhibits and schedules thereto. The information so omitted, including exhibits and schedules, may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the prescribed fees, or may be examined without charge at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-1004, or at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

    The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent accountants.

                         THE ELECTRONICS BOUTIQUE GROUP
            INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS


                                                                                                             PAGE(S)
                                                                                                           -----------

Independent Auditors' Report.............................................................................         F-2

FINANCIAL STATEMENTS

  Consolidated and Combined Balance Sheets...............................................................         F-3

  Consolidated and Combined Statements of Income.........................................................         F-5

  Consolidated and Combined Statements of Stockholders' Equity...........................................         F-6

  Consolidated and Combined Statements of Cash Flows.....................................................         F-7

  Notes to Consolidated and Combined Financial Statements................................................         F-8

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  Pro Forma Consolidated Statement of Income for the Year ended January 31, 1998.........................        F-18

  Pro Forma Consolidated Statement of Income for the Thirteen Weeks ended May 2, 1998....................        F-19

  Pro Forma Consolidated Balance Sheet as of May 2, 1998.................................................        F-20

  Notes to the Unaudited Pro Forma Consolidated Financial Statements.....................................        F-22

                          INDEPENDENT AUDITORS' REPORT

Board of Directors of
The Electronics Boutique, Inc. and
Partners of EB Services Company LLP:

    We have audited the accompanying consolidated and combined balance sheets of The Electronics Boutique Group as of February 1, 1997 and January 31, 1998, and the related consolidated and combined statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of The Electronics Boutique Group as of February 1, 1997 and January 31, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Philadelphia, PA

May 7, 1998

                         THE ELECTRONICS BOUTIQUE GROUP

                    CONSOLIDATED AND COMBINED BALANCE SHEETS


                                                                   FEBRUARY 1,     JANUARY 31,        MAY 2,
                                                                       1997            1998            1998
                                                                  --------------  --------------  --------------
                                                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.....................................  $   44,727,846  $   20,639,610  $    9,264,474
  Account receivable:
    Trade and vendors...........................................       2,469,164       2,618,382       3,060,155
    Other.......................................................       1,784,902       1,754,691       3,567,108
  Due from affiliates (notes 6 and 7)...........................       3,045,224       2,890,554       2,585,544
  Merchandise inventories.......................................      47,239,297      52,973,314      58,765,612
  Prepaid expenses..............................................       2,681,965       2,837,647       3,172,832
                                                                  --------------  --------------  --------------
Total current assets............................................     101,948,398      83,714,198      80,415,725
                                                                  --------------  --------------  --------------
Property and equipment:
  Leasehold improvements........................................      34,783,005      40,226,726      40,643,655
  Fixtures and equipment........................................      18,161,153      24,884,217      25,583,252
  Building......................................................        --             6,200,950       6,200,950
  Land..........................................................        --               632,806         632,806
  Construction in progress......................................         207,307         556,663         945,906
                                                                  --------------  --------------  --------------
                                                                      53,151,465      72,501,362      74,006,569
  Less accumulated depreciation and amortization................      26,725,475      32,535,305      33,089,952
                                                                  --------------  --------------  --------------
Net property and equipment......................................      26,425,990      39,966,057      40,916,617
                                                                  --------------  --------------  --------------
Investment in affiliated companies (notes 4, 6 and 7)...........       6,813,303      11,025,345      10,945,058
Goodwill and other intangible assets, net of accumulated
  amortization of $261,946, $120,151 and $217,741 as of February
  1, 1997, January 31, 1998 and May 2, 1998, respectively.......         340,866       2,190,766       2,199,425
Other assets....................................................       3,715,765       5,894,374       6,219,484
                                                                  --------------  --------------  --------------
Total assets....................................................  $  139,244,322  $  142,790,740  $  140,696,309
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------


   See accompanying notes to consolidated and combined financial statements.

                         THE ELECTRONICS BOUTIQUE GROUP

                    CONSOLIDATED AND COMBINED BALANCE SHEETS


                                                                        FEBRUARY 1,     JANUARY 31,        MAY 2,
                                                                            1997            1998            1998
                                                                       --------------  --------------  --------------
                                                                                                        (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving credit facility (note 2).................................  $     --        $     --        $   21,028,034
  Current portion of long-term debt (note 2).........................       6,599,996       2,400,396         900,396
  Accounts payable...................................................      71,031,406      83,713,983      84,317,275
  Accrued expenses...................................................      11,985,246      14,545,119      11,383,614
  Due to affiliate (note 4)..........................................       1,981,194        --                   489
  Income taxes payable...............................................         457,764         782,988         561,730
                                                                       --------------  --------------  --------------
Total current liabilities............................................      92,055,606     101,442,486     118,191,538
                                                                       --------------  --------------  --------------
Long-term liabilities:
  Notes payable (note 2).............................................      24,208,345      10,541,149       2,749,350
  Deferred rent......................................................       2,623,537       2,408,579       2,282,561
                                                                       --------------  --------------  --------------
                                                                           26,831,882      12,949,728       5,031,911
                                                                       --------------  --------------  --------------
Total liabilities....................................................     118,887,488     114,392,214     123,223,449
                                                                       --------------  --------------  --------------
Commitments (note 3)
Stockholders' equity (note 9):
  Preferred stock -- authorized 200,000 shares; $100.00 par value; no
    shares issued and outstanding....................................        --              --              --
  Common stock:
    Class A -- authorized 5,000 shares; $.10 par value; issued and
      outstanding 1,900 shares.......................................             190             190             190
    Class B -- authorized 25,000 shares; $.10 par value; issued and
      outstanding 21,000 shares......................................           2,100           2,100           2,100
  Partners' capital of EB Services Company LLP.......................        --                 1,000           1,000
  Additional paid-in capital.........................................       7,584,365       7,584,365       7,584,365
  Accumulated other comprehensive expense............................        --            (1,023,493)       (907,833)
  Retained earnings..................................................      12,770,179      21,834,364      10,793,038
                                                                       --------------  --------------  --------------
Total stockholders' equity...........................................      20,356,834      28,398,526      17,472,860
                                                                       --------------  --------------  --------------
Total liabilities and stockholders' equity...........................  $  139,244,322  $  142,790,740  $  140,696,309
                                                                       --------------  --------------  --------------
                                                                       --------------  --------------  --------------

                         THE ELECTRONICS BOUTIQUE GROUP

                 CONSOLIDATED AND COMBINED STATEMENTS OF INCOME


                                                           YEARS ENDED                 THIRTEEN WEEKS ENDED
                                              -------------------------------------  ------------------------
                                              FEBRUARY 3,  FEBRUARY 1,  JANUARY 31,    MAY 3,       MAY 2,
                                                 1996         1997         1998         1997         1998
                                              -----------  -----------  -----------  -----------  -----------
                                                                                     (UNAUDITED)  (UNAUDITED)
Net sales...................................  $268,955,902 $337,058,946 $449,179,603 $83,687,709  $106,729,814
Management fees.............................    1,905,449    2,526,107    4,791,553      487,887      571,367
                                              -----------  -----------  -----------  -----------  -----------
        Total revenues......................  270,861,351  339,585,053  453,971,156   84,175,596  107,301,181
                                              -----------  -----------  -----------  -----------  -----------
Costs and expenses:
  Costs of merchandise sold, including
    freight.................................  199,225,558  252,812,925  338,497,642   61,941,225   79,519,589
  Selling, general and administrative (notes
    4 and 5)................................   58,989,271   69,827,537   87,002,305   18,200,582   22,270,148
  Depreciation and amortization (notes 6 and
    7)......................................    6,047,306    6,615,268    7,996,506    1,874,556    2,253,768
                                              -----------  -----------  -----------  -----------  -----------
                                              264,262,135  329,255,730  433,496,453   82,016,363  104,043,505
Operating income............................    6,599,216   10,329,323   20,474,703    2,159,233    3,257,676
Equity in earnings (loss) of affiliates        (1,319,417)    (573,462)   2,902,780      (80,287)     (80,287)
Interest expense, net of interest income of
  $819,870, $1,121,562, and $1,217,337 in
  1996, 1997 and 1998, and $509,848 and
  $337,241 in the thirteen weeks ended May
  3, 1997 and May 2, 1998, respectively.....    1,818,105    1,298,296    1,380,046      294,376      213,870
Preacquisition loss of subsidiaries.........      --           --           913,028      296,033      --
                                              -----------  -----------  -----------  -----------  -----------
Income before income taxes..................    3,461,694    8,457,565   22,910,465    2,080,603    2,963,519
Income taxes................................      280,000      550,000      846,280       77,700      113,300
                                              -----------  -----------  -----------  -----------  -----------
Net income                                    $ 3,181,694  $ 7,907,565  $22,064,185  $ 2,002,903  $ 2,850,219
                                              -----------  -----------  -----------  -----------  -----------
                                              -----------  -----------  -----------  -----------  -----------


   SEE ACCOMPANYING NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS.

                         THE ELECTRONICS BOUTIQUE GROUP

          CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                      PARTNERS' CAPITAL   ADDITIONAL
                              PREFERRED                  CLASS A                   CLASS B             OF EB SERVICES      PAID-IN
                                STOCK                  COMMON STOCK              COMMON STOCK            COMPANY LLP       CAPITAL
                       ------------------------  ------------------------  ------------------------  -------------------  ----------
                         SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT
                       -----------  -----------  -----------  -----------  -----------  -----------
Balance, January 29,
  1995...............      --        $  --            1,900    $     190       21,000    $   2,100        $  --           $7,584,365
Net income...........      --           --           --           --           --           --               --               --
Distributions........      --           --           --           --           --           --               --               --
                            -----   -----------       -----   -----------  -----------  -----------          ------       ----------
Balance, February 3,
  1996...............      --           --            1,900          190       21,000        2,100           --            7,584,365
Net income...........      --           --           --           --           --           --               --               --
Distributions........      --           --           --           --           --           --               --               --
                            -----   -----------       -----   -----------  -----------  -----------          ------       ----------
Balance, February 1,
  1997...............      --           --            1,900          190       21,000        2,100           --            7,584,365
Net income...........      --           --           --           --           --           --               --               --
Distributions........      --           --           --           --           --           --               --               --
Capital
  contribution.......      --           --           --           --           --           --                1,000           --
Accumulated other
  comprehensive
  expense............      --           --           --           --           --           --               --               --
                            -----   -----------       -----   -----------  -----------  -----------          ------       ----------
Balance, January 31,
  1998...............      --        $  --            1,900    $     190       21,000    $   2,100        $   1,000       $7,584,365
Net income
  (unaudited)........      --           --           --           --           --           --               --               --
Distributions
  (unaudited)........      --           --           --           --           --           --               --               --
Accumulated other
  comprehensive
  expense
  (unaudited)........      --           --           --           --           --           --               --               --
                            -----   -----------       -----   -----------  -----------  -----------          ------       ----------
Balance, May 2, 1998
  (unaudited)........      --        $  --            1,900    $     190       21,000    $   2,100        $   1,000       $7,584,365
                            -----   -----------       -----   -----------  -----------  -----------          ------       ----------
                            -----   -----------       -----   -----------  -----------  -----------          ------       ----------

                         FOREIGN
                        CURRENCY                     TOTAL
                       TRANSLATION    RETAINED    STOCKHOLDERS'
                       ADJUSTMENT     EARNINGS       EQUITY
                       -----------  ------------  ------------

Balance, January 29,
  1995...............  $   --       $  8,480,920   $16,067,575
Net income...........      --          3,181,694    3,181,694
Distributions........      --         (1,800,000)  (1,800,000)
                       -----------  ------------  ------------
Balance, February 3,
  1996...............      --          9,862,614   17,449,269
Net income...........      --          7,907,565    7,907,565
Distributions........      --         (5,000,000)  (5,000,000)
                       -----------  ------------  ------------
Balance, February 1,
  1997...............      --         12,770,179   20,350,834
Net income...........      --         22,064,185   22,064,185
Distributions........      --        (13,000,000) (13,000,000)
Capital
  contribution.......      --            --             1,000
Accumulated other
  comprehensive
  expense............   (1,023,493)      --        (1,023,493)
                       -----------  ------------  ------------
Balance, January 31,
  1998...............  $(1,023,493) $ 21,834,364   $28,398,526
Net income
  (unaudited)........      --          2,850,219    2,850,219
Distributions
  (unaudited)........      --        (13,891,545) (13,891,545)
Accumulated other
  comprehensive
  expense
  (unaudited)........      115,660       --           115,660
                       -----------  ------------  ------------
Balance, May 2, 1998
  (unaudited)........  $  (907,833) $ 10,793,038   $17,472,860
                       -----------  ------------  ------------
                       -----------  ------------  ------------


   See accompanying notes to consolidated and combined financial statements.

                         THE ELECTRONICS BOUTIQUE GROUP

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS


                                                             YEARS ENDED                 THIRTEEN WEEKS ENDED
                                                -------------------------------------  ------------------------
                                                FEBRUARY 3,  FEBRUARY 1,  JANUARY 31,    MAY 3,       MAY 2,
                                                   1996         1997         1998         1997         1998
                                                -----------  -----------  -----------  -----------  -----------
                                                                                       (UNAUDITED)  (UNAUDITED)
Cash flows from operating activities:
  Net income..................................  $ 3,181,694  $ 7,907,565  $22,064,185  $ 2,002,903  $ 2,850,219
  Adjustments to reconcile net income to cash
    provided by operating activities,
    excluding the effects of acquisitions:
    Depreciation of property and equipment....    5,984,652    6,555,142    7,571,301    1,779,999    2,156,177
    Amortization of other assets..............       62,654       60,126      425,205       94,587      177,878
    Loss on disposal of property and
      equipment...............................      126,226    1,170,182      620,916      146,492       72,844
    Equity in (earnings) loss of affiliates...      832,088      126,975   (2,902,780)     --           --
    Loss in investment in affiliated
      companies...............................      487,329      446,487      --           296,033      --
    Changes in assets and liabilities:
      Decrease (increase) in:
        Accounts receivable...................      832,871     (471,533)     385,737   (2,767,253)  (2,254,190)
        Due from affiliates...................   (2,279,807)    (688,891)  (2,142,774)    (343,453)    (305,010)
        Merchandise inventories...............   (1,248,652)  (5,646,658)      95,212    2,196,846   (5,792,298)
        Prepaid expenses......................     (594,187)       2,279      (27,311)         169     (335,185)
        Other long-term assets................   (3,007,421)     173,570   (2,518,717)    (559,687)    (440,682)
      (Decrease) increase in:
        Accounts payable......................    4,831,833   21,806,206    8,348,016  (13,743,245)     603,292
        Accrued expenses......................    1,082,117    4,832,902    1,619,154   (4,124,085)  (3,161,505)
        Due to affiliate......................    1,078,808      402,478   (1,981,194)       1,988          489
        Income taxes payable..................     (152,377)     455,187      213,047     (363,779)    (221,258)
        Deferred rent.........................      (15,872)     (74,711)    (368,059)    (108,822)    (126,018)
                                                -----------  -----------  -----------  -----------  -----------
Net cash provided by (used in) operating
  activities..................................   11,201,956   37,057,306   31,401,938  (15,491,307)  (6,775,247)
                                                -----------  -----------  -----------  -----------  -----------
Cash flows used in investing activities:
  Purchases of property and equipment.........   (6,760,191)  (8,610,265) (18,470,432)  (1,869,739)  (3,142,589)
  Proceeds from disposition of assets.........        5,994      275,722       12,455        1,306        4,454
  Net cash from business acquired.............      --           --         1,583,622      --           --
  Purchase of investment securities in
    affiliate.................................   (8,204,484)     --           --           --           --
                                                -----------  -----------  -----------  -----------  -----------
Net cash used in investing activities.........  (14,958,681)  (8,334,543) (16,874,355)  (1,868,433)  (3,138,135)
                                                -----------  -----------  -----------  -----------  -----------
Cash flows from financing activities:
  Distributions...............................   (1,800,000)  (5,000,000) (13,000,000)  (1,000,000) (13,891,545)
  Net proceeds from (payments under) revolving
    credit facility...........................   10,000,000  (10,000,000)     --         1,455,222   21,437,687
  Proceeds from long-term debt................      500,000   25,000,000      --           --           --
  Repayment of long-term debt.................   (6,091,663)  (1,599,996) (24,514,276)     (24,999)  (9,291,799)
  Capital contribution........................      --           --             1,000      --           --
                                                -----------  -----------  -----------  -----------  -----------
Net cash provided by (used in) financing
  activities..................................    2,608,337    8,400,004  (37,513,276)     430,233   (1,745,657)
                                                -----------  -----------  -----------  -----------  -----------
Effects of exchange rates on cash.............      --           --        (1,102,543)     --           283,903
Net increase (decrease) in cash and cash
  equivalents.................................   (1,148,388)  37,122,767  (24,088,236) (16,929,517) (11,375,136)
Cash and cash equivalents, beginning of
  period......................................    8,753,467    7,605,079   44,727,846   44,727,846   20,639,610
                                                -----------  -----------  -----------  -----------  -----------
Cash and cash equivalents, end of period......  $ 7,605,079  $44,727,846  $20,639,610  $27,798,329  $ 9,264,474
                                                -----------  -----------  -----------  -----------  -----------
                                                -----------  -----------  -----------  -----------  -----------
Supplemental disclosures of cash flow
  information:
  Cash paid during the period for:
    Interest..................................  $ 1,820,492  $ 2,970,932  $ 2,714,593  $   769,699  $   261,216
    Income taxes..............................  $   432,377  $    89,659  $   672,842  $   377,106  $   328,629


   See accompanying notes to consolidated and combined financial statements.

                         THE ELECTRONICS BOUTIQUE GROUP

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The Electronics Boutique, Inc. and its subsidiaries (collectively, "EB") are among the world's largest specialty retailers of electronic games. EB's primary products are video games and personal computer entertainment software, supported by the sale of video game hardware, PC productivity software and accessories. EB's subsidiaries include Electronics Boutique Canada, Inc. ("EB Canada"), EB International, Inc., Electronics Boutique Korea, Inc. and Electronics Boutique Australia Pty, Ltd. EB Services Company LLP ("EB Services") provides consulting, management, administrative and advertising assistance under various management service contracts. Within these consolidated and combined financial statements, EB and EB Services are collectively referred to as the EB Group.


    The EB Group had 360, 405 and 414 (unaudited) operating retail stores throughout the United States and Puerto Rico at February 1, 1997, January 31, 1998 and May 2, 1998 (unaudited), respectively. In addition, it operated 27 stores in Canada, 5 in South Korea at January 31, 1998 and May 2, 1998 (unaudited) and 15 and 19 (unaudited) stores in Australia at January 31, 1998 and May 2, 1998 (unaudited), respectively. The EB Group also operates a mail order business and sells product via the World Wide Web. Approximately 30%, 36% and 28% of the EB Group's 1996, 1997, and the thirteen weeks ended May 2, 1998 sales, respectively, were generated from merchandise purchased from its three largest vendors.


    FISCAL YEAR-END

    The fiscal year of the EB Group ends on the Saturday nearest January 31. Accordingly, the financial statements for the years ended February 3, 1996 ("1995") included 53 weeks of operations and the years ended February 1, 1997 ("1996") and January 31, 1998 ("1997") included 52 weeks of operations.

    PRINCIPLES OF CONSOLIDATION AND COMBINATION

    The consolidated and combined financial statements include the accounts of EB and EB Services. Significant intercompany accounts and transactions have been eliminated in consolidation and combination.


    REVENUE RECOGNITION



    Retail sales are recognized as revenue at point of sale. Mail order and internet sales are recognized as revenue upon shipment. Management fees are recognized in the period that related services are provided.


    CASH AND CASH EQUIVALENTS

    EB Group considers all highly liquid investments with original maturities of three months or less to be cash equivalents for cash flow purposes.

    MERCHANDISE INVENTORIES

    Merchandise is valued at the lower of cost or market. Cost is determined principally by a weighted-average method.

                         THE ELECTRONICS BOUTIQUE GROUP

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost and depreciated or amortized over the estimated useful life of the asset using the straight-line method. The estimated useful lives are as follows:

Leasehold improvements...............  Lesser of 10 years or the lease term
Fixtures and equipment...............  5 years
Transportation equipment.............  3 years
Building.............................  30 years


    Included in selling, general and administrative costs for 1995, 1996, 1997 and the thirteen weeks ended May 2, 1998, are losses of $125,000, $1,170,000, $556,000 and $69,000 (unaudited), respectively, primarily related to the write-off of the net book value of property and equipment associated with the closing of five stores in 1995, nine stores in each of 1996 and 1997 and three stores in the thirteen weeks ended May 2, 1998 (unaudited) and the remodeling of several stores each year.



    DEFERRED REVENUE



    The EB Group defers revenue related to the sale of frequent buyer cards which entitle the cardholder to receive discounts on purchases for one year from the date of purchase. Revenue is recognized over the one year period the card is valid based on expected usage.


    GOODWILL AND OTHER INTANGIBLES


    Costs in excess of fair value of net assets acquired are being amortized on a straight-line basis over periods of up to ten years. The EB Group assesses the recoverability of goodwill and other intangibles by determining whether the remaining balance can be recovered through projected cash flows.


    OTHER ASSETS

    Other assets consist principally of life insurance programs for certain key executives and security deposits.


    COMPUTER SOFTWARE COSTS



    The EB Group capitalizes significant costs to acquire management information systems software and significant external costs of system improvements as incurred.


    RETAINED EARNINGS


    Retained earnings, which represent undistributed earnings of Electronics Boutique Plc, totaled approximately $1,900,000 at January 31, 1998 and May 2, 1998 (unaudited).


    LEASING EXPENSES

    The EB Group recognizes lease expense on a straight-line basis over the term of the lease when lease agreements provide for increasing fixed rentals. The difference between lease expense recognized and actual payments made is included in deferred rent and prepaid expenses on the balance sheet.

                         THE ELECTRONICS BOUTIQUE GROUP

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    PREOPENING COSTS AND ADVERTISING EXPENSE


    Preopening and start-up costs for new stores are charged to operations as incurred. Costs of advertising and sales promotion programs are charged to operations in the year incurred.

    VENDOR PROGRAMS


    The EB Group receives manufacturer reimbursements for certain training, promotional and marketing activities that offset the expenses of these activities. The expenses and reimbursements are reflected in operations as incurred.


    FOREIGN CURRENCY


    The accounts of the foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standard No. 52, Foreign Currency Translation, which requires that assets and liabilities of international operations be translated using the exchange rate in effect at the balance sheet date. The results of operations are translated using an average exchange rate for the year. The effects of rate fluctuations in translating assets and liabilities of international operations into U.S. dollars are accumulated and reflected as a foreign currency translation adjustment in the statements of stockholders' equity. Transaction gains and losses are included in net income.



    Since substantially all of the EB Group's operations are domestic, it currently does not hedge currency exchange rate risk and does not believe that currency exchange rate fluctuations would have a material adverse effect on its results of operations and financial condition.


    INCOME TAXES

    Federal income taxes are payable personally by the stockholders of EB pursuant to an election by EB under Subchapter "S" of the Internal Revenue Code and by the partners of EB Services. Accordingly, no provision has been made for federal income taxes on taxable income of EB or EB Services. EB elected Subchapter "S" status for some states while remaining subject to corporate tax in other states and, as a result, has provided for certain state income taxes.


    In accordance with the terms of EB's loan agreements, EB may declare dividends to its stockholders to pay their personal tax liabilities. EB made distributions of $1,800,000, $5,000,000, $12,000,000 and $13,892,000 (unaudited)
to its stockholders for taxes in 1995, 1996, 1997 and the thirteen weeks ended May 2, 1998, respectively. EB Services made a $1,000,000 distribution to its partners in 1997.



    The tax basis of the assets and liabilities exceeded their financial reporting basis by approximately $18,200,000 at February 1, 1997, $19,737,000 at January 31, 1998 and $20,332,000 at May 2, 1998, primarily due to differences relating to depreciation, deferred rent, and other nondeductible expenses. State tax provisions have been recorded in the accompanying financial statements based on taxable income. This has resulted in an effective state income tax rate in excess of the statutory state rates. EB's foreign subsidiaries had net operating losses of approximately $4,600,000 (unaudited) at May 2, 1998 available to offset future taxable foreign earnings. No benefit has been reflected in the consolidated and combined financial statements for such operating losses as a valuation allowance has been provided.

                         THE ELECTRONICS BOUTIQUE GROUP

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    PRO FORMA INCOME PER SHARE

    Pro forma income per share is calculated using the weighted average number of shares of common stock outstanding during the year.

    FAIR VALUE OF FINANCIAL INSTRUMENTS


    The EB Group's financial instruments are accounts receivable, accounts payable, long-term debt, and certain long-term investments. The carrying value of accounts receivable and accounts payable approximates fair value due to the short maturity of these instruments. The carrying value of long-term debt approximates fair value based on current rates available to the EB Group for debt with similar maturities. The carrying value of life insurance policies included in other assets approximates fair value based on estimates received from insurance companies.



(2) DEBT



    The EB Group had available a revolving credit facility allowing for maximum borrowings of $17,000,000 at February 1, 1997 and January 31, 1998. There were no outstanding amounts at February 1, 1997 and January 31, 1998 on this facility. The EB Group has a second revolving credit facility allowing for maximum borrowings of $1,000,000 at January 31, 1998. There was no outstanding balance at January 31, 1998 on this facility. The EB Group has available a revolving credit facility with Fleet allowing for maximum borrowings of $50,000,000 at May 2, 1998. There was $20,959,000 (unaudited) outstanding on this facility at May 2, 1998.

                         THE ELECTRONICS BOUTIQUE GROUP

(2) DEBT (CONTINUED)


    Long-term debt at February 1, 1997, January 31, 1998 and May 2, 1998 is summarized as follows:



                                                                       FEBRUARY 1,    JANUARY 31,      MAY 2,
                                                                          1997           1998           1998
                                                                      -------------  -------------  -------------
                                                                                                     (UNAUDITED)
Bank term loan; interest payable monthly at the bank's prime rate
  (8.50% at January 31, 1998). Principal payments of $500,000
  payable semi-annually, with the balance payable July 31, 1999.....  $   6,000,000  $   5,000,000  $    --
Bank term loan; interest payable monthly at the bank's prime rate
  (8.50% at January 31, 1998). Five semi-annual principal payments of $250,000 on every July 1 and February 1, commencing on July 1,
  1996 and continuing through July 1, 1998, with the balance payable
  January 31, 1999..................................................      4,500,000      4,000,000       --
Term loan; interest payable quarterly at the average LIBOR rate for a three-month period, plus 1.5% (7% at February 1, 1997).
  Principal payments of $833,333 payable monthly beginning October
  1, 1998 with the balance payable September 30, 2000...............     20,000,000       --             --
Promissory note, maturing on February 1, 2000 with interest and
  principal payable monthly at 6.00%................................        308,341        208,345        183,346
Bank term loan; interest payable monthly at the U.S. prime rate plus
  0.125% (8.625% at January 31, 1998). Principal payments of
  $66,700, payable monthly beginning October, 1997 with the balance
  payable on September 1, 2002......................................       --            3,733,200      3,466,400
                                                                      -------------  -------------  -------------
                                                                         30,808,341     12,941,545      3,649,746
Less current installments...........................................      6,599,996      2,400,396        900,396
                                                                      -------------  -------------  -------------
                                                                      $  24,208,345  $  10,541,149  $   2,749,350
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------



Certain of the EB Group's revolving credit agreement and term loans are guaranteed by a company affiliated through common ownership, and a stockholder, and are secured by all of the EB Group's assets. The revolving credit agreement and term loans contain restrictive covenants regarding transactions with affiliates, the payment of dividends, and other financial and nonfinancial matters.



    Scheduled repayments of long-term debt as of January 31, 1998 are as follows:



                                                                                    AMOUNT
                                                                                 -------------
1998...........................................................................  $   2,400,396
1999...........................................................................      8,400,396
2000...........................................................................        808,753
2001...........................................................................        800,400
2002...........................................................................        531,600
                                                                                 -------------
                                                                                 $  12,941,545
                                                                                 -------------
                                                                                 -------------

                         THE ELECTRONICS BOUTIQUE GROUP

(3) COMMITMENTS


    LEASE COMMITMENTS

    At January 31, 1998, the future annual minimum lease payments under operating leases for the following five fiscal years and thereafter were as follows:

                                                                         RETAIL
                                                                         STORE       DISTRIBUTION  TOTAL LEASE
                                                                       LOCATIONS     FACILITIES    COMMITMENTS
                                                                     --------------  -----------  --------------
1998...............................................................  $   20,327,567   $ 128,764   $   20,456,331
1999...............................................................      19,131,737     109,358       19,241,095
2000...............................................................      17,179,036     112,617       17,291,653
2001...............................................................      15,552,449     115,104       15,667,553
2002...............................................................      13,656,361      51,620       13,707,981
Thereafter.........................................................      35,264,546      --           35,264,546
                                                                     --------------  -----------  --------------
                                                                     $  121,111,696   $ 517,463   $  121,629,159
                                                                     --------------  -----------  --------------
                                                                     --------------  -----------  --------------


    The total future minimum lease payments include lease commitments for new retail locations not in operation at January 31, 1998, and exclude contingent rentals based upon sales volume and owner expense reimbursements. Contingent rentals were approximately $3,640,000, $5,422,000, $8,132,000 and $919,000
(unaudited) in 1995, 1996, 1997 and the thirteen weeks ended May 2, 1998, respectively.



    The terms of the operating leases for the retail locations provide that, in addition to the minimum lease payments, the EB Group is required to pay additional rent to the extent retail sales, as defined, exceed amounts set forth in the lease agreements and to reimburse the landlord for the EB Group's proportionate share of the landlord's costs and expenses incurred in the maintenance and operation of the shopping mall. Rent expense, including contingent rental amounts, was approximately $25,104,000, $28,448,000, $35,138,000 and $9,219,000 (unaudited) in 1995, 1996, 1997 and the thirteen weeks ended May 2, 1998, respectively.



    Certain of the EB Group's lease agreements provide for varying lease payments over the life of the leases. For financial statement purposes, rental expense is recognized on a straight-line basis over the original term of the agreements. Actual lease payments are greater than (less than) the rental expense reflected in the statements of operations by approximately ($210,000), ($70,000), $139,000 and ($126,000) (unaudited) for years 1995, 1996, 1997 and the thirteen weeks ended May 2, 1998, respectively.



(4) RELATED-PARTY TRANSACTIONS



    INVESTMENT IN JOINT VENTURE



    As of February 1, 1997, the EB Group had amounts due from an affiliated company (EB International, Inc.) that was wholly-owned by a member of senior management acting on behalf of EB. The amounts advanced to EB International, Inc., were used to acquire a 50% interest in a joint venture which operates a chain of retail stores that sells computer software, video games, accessories, and supplies in South Korea. The amounts advanced for investment in the joint venture totaling $1,136,000 have been included in the balance sheet as investment in affiliated companies. Prior to 1997, the investment in the joint venture was accounted for under the equity method of accounting and, accordingly, the EB Group's proportionate interest in net income and losses has been reflected in the statements of income. In 1997 EB International acquired the remaining 50% interest in the joint venture with additional funds provided by EB, which resulted in goodwill of $529,000 that is being amortized over the expected period of benefit of ten years. Additionally in 1997, EB formally acquired 100% of the capital stock in EB International, whose

                         THE ELECTRONICS BOUTIQUE GROUP

(4) RELATED-PARTY TRANSACTIONS (CONTINUED)


sole activities were related to the joint venture, from the member of senior management for a nominal amount. The EB Group has consolidated the results of operations of the joint venture since the beginning of 1997. The $677,000 loss of the joint venture prior to the acquisition of the remaining 50% by EB in 1997 has been included in preacquisition loss of subsidiaries on the consolidated and combined statement of income. The pro forma effect of the acquisition is not material to 1996.


    LOANS AND ADVANCES FROM AFFILIATES


    During 1995 and 1996, the EB Group borrowed varying amounts from a company affiliated through common ownership. The advances bear interest at the prime rate plus 0.25% (8.50% at February 1, 1997). The EB Group had no outstanding borrowings from affiliates at February 1, 1997, January 31, 1998 and May 2, 1998 (unaudited). Interest expense on affiliate borrowings was approximately $858,000 and $250,000 for 1995 and 1996, respectively, and $0 for 1997 and the thirteen weeks ended May 2, 1998.


    TRANSACTIONS WITH AFFILIATES


    Insurance and other expenses are paid to an affiliated company through intercompany billings. The amount of these expenses was approximately $721,000, $575,000, $431,000 and $7,000 (unaudited) for 1995, 1996, 1997 and the thirteen weeks ended May 2, 1998, respectively, and is included in selling, general and administrative expenses.



(5) CONSULTING AGREEMENT



    In July 1993, the EB Group entered into a consulting agreement with a business that owns and operates retail stores. The EB Group provides consulting, management, administrative, marketing, and advertising assistance to this retail business. The EB Group received $744,000, $641,000, $633,000 and $128,000
(unaudited) during 1995, 1996, 1997 and the thirteen weeks ended May 2, 1998, respectively, as reimbursement for incremental costs incurred based on a formula as defined. Amounts owed to the EB Group for these items and trade credit at February 1, 1997, January 31, 1998 and May 2, 1998, are included in accounts receivable. Reimbursements offset selling, general and administrative expenses. Based on certain performance criteria as defined, the EB Group can also earn a performance fee. No performance fee was earned during 1995, 1996, 1997 and the thirteen weeks ended May 2, 1998.



(6) EB CANADA


    In September 1993, EB advanced funds to obtain a 50% interest in a Canadian corporation ("EB Canada") formed for the purpose of selling computer, video games and hand-held entertainment hardware, software, and related peripherals and accessories in shopping malls throughout Canada.

    During 1995, EB exchanged the principal amount of an outstanding shareholder note receivable and accrued interest for 286 shares of nonvoting cumulative preferred stock of EB Canada. The exchange of the shareholder notes receivable for the preferred stock had no impact on the results of operations of the EB Group.

    EB had a security interest in certain assets of EB Canada to secure the payment of all management fees, interest, and receivables associated with the sale of merchandise by EB to EB Canada. At February 1, 1997, EB Canada owed EB approximately $2,017,000 for trade credit, management fees, and other expenses, which is included in due from affiliates.

    EB purchased the remaining 50% of EB Canada in October 1997 for $727,000, resulting in goodwill of $1,180,000 which is being amortized over the expected period of benefit of ten years, and now owns 100%

                         THE ELECTRONICS BOUTIQUE GROUP

(6) EB CANADA (CONTINUED)


of EB Canada. After the acquisition of the remaining 50% interest in EB Canada, the EB Group's investment exceeded the net fair value of EB Canada by $1,180,000, which excess was reflected as goodwill. The EB Group has consolidated the results of operations of EB Canada since the beginning of 1997. The $236,000 loss in EB Canada prior to the acquisition of the remaining 50% by EB in 1997 has been included in preacquisition loss of subsidiaries on the consolidated and combined statement of income. The proforma effect of the acquisition is not material to 1996. Prior to 1997, the investment in EB Canada was accounted for under the equity method of accounting and, accordingly, the EB Group's proportionate interest in net income and losses has been reflected in the statements of income. The EB Group has recorded losses in excess of its investment in EB Canada prior to the acquisition of the remaining 50% of approximately $1,300,000 which is included in investment in affiliated companies as of February 1, 1997.



(7) INVESTMENT IN AFFILIATED COMPANY


    In 1995, the EB Group acquired 25 percent of the outstanding shares of Electronics Boutique Plc (formerly Rhino Group Plc). The EB Group accounts for the investment in Electronics Boutique Plc under the equity method, which requires the EB Group to recognize goodwill and 25 percent of the results of operations of Electronics Boutique plc from the date of acquisition in 1995.


    The goodwill is being amortized over the expected period of benefit of 10 years. The $3,200,000 of goodwill from this transaction resulted in amortization expense of $133,000 in 1995 and $321,000 in each of 1996 and 1997, and $80,000
(unaudited) in the thirteen weeks ended May 2, 1998. The carrying value of the investment exceeds the EB Group's 25 percent share of the underlying net assets of Electronics Boutique Plc by the amount of goodwill.



    At February 1, 1997, January 31, 1998 and May 2, 1998, the fair market value of the investment was $21,691,000, $52,615,000 and $99,667,000 (unaudited), based on the closing market price quotation of the London Stock Exchange.



    In 1995, the EB Group entered into a services agreement with Electronics Boutique Plc to provide consulting, management, training, and advertising assistance. The agreement provides for a fee to be paid to the EB Group based on a formula of 1% of adjusted sales and if budgeted profits are exceeded for the year, a bonus equal to 25% of such excess. For the year ended January 31, 1998, a bonus was earned in the amount of $2,206,000. The management fee receivable, which is included in due from affiliates, was $397,000 $2,826,000 and $2,361,000 (unaudited) at February 1, 1997, January 31, 1998 and May 2, 1998 (unaudited). Included in management fees for 1995, 1996, 1997 and the thirteen weeks ended May 2, 1998 was $577,000, $1,092,000, $1,953,000 and $443,000 (unaudited), respectively. Additionally, the agreement provides that the EB Group is to be reimbursed by Electronics Boutique Plc for all reasonable travel and subsistence expenses incurred by employees of the EB Group during their performance of the agreement. At February 1, 1997, January 31, 1998 and May 2, 1998, these amounts were $435,000, $52,000 and $219,000 (unaudited), respectively, and are included in due from affiliates.

                         THE ELECTRONICS BOUTIQUE GROUP

(7) INVESTMENT IN AFFILIATED COMPANY (CONTINUED)


    Summary financial information for Electronics Boutique Plc, a UK company, as of and for the years ended February 3, 1996, February 1, 1997 and January 31, 1998, are as follows:



                                                                    FEBRUARY 3      FEBRUARY 1      JANUARY 31
                                                                       1996            1997            1998
                                                                  --------------  --------------  --------------
Current Assets..................................................  $   26,061,000  $   29,486,000  $   49,404,000
Current Liabilities.............................................      17,816,000      22,201,000      31,338,000
                                                                  --------------  --------------  --------------
Working Capital.................................................       8,245,000       7,285,000      18,016,000

Property, Plant, and Equipment, Net.............................      11,768,000      13,698,000      15,987,000
                                                                  --------------  --------------  --------------
Other Assets....................................................          81,000          80,000        --
Long-Term Debt..................................................       3,476,000       2,086,000       1,825,000
                                                                  --------------  --------------  --------------
Stockholders' equity............................................  $   16,618,000  $   18,977,000  $   32,178,000

Sales...........................................................  $   93,244,000  $  116,341,000  $  203,596,000
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Net income (loss)...............................................  $  (13,337,000) $      777,000  $   12,895,000
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------



    The summary balance sheet amounts have been converted from UK pounds to U.S. dollars at year-end published exchange rates. Summary income statement amounts have been converted using average exchange rates prevailing during the respective periods.



(8) EMPLOYEES' RETIREMENT PLAN



    The EB Group provides employees with retirement benefits under a 401(k) salary reduction plan. Generally, employees are eligible to participate in the plan after attaining age 21 and completing one year of service. Eligible employees may contribute up to 17% of their compensation to the plan. EB Group contributions are at the EB Group's discretion and may not exceed 15% of an eligible employee's compensation. EB Group contributions to the plan are fully vested for eligible employees with five years or more of service. EB Group contributions under this plan were approximately $235,000, $357,000, $302,000 and $109,000 (unaudited) in 1995, 1996, 1997 and the thirteen weeks ended May 2, 1998, respectively.



(9) STOCKHOLDERS' EQUITY


    The capital structure of the EB consists of two classes of common stock, Class A and Class B. The rights, duties and privileges of the Class A and Class B common stock are identical in all aspects except that the Class A shares have voting rights and Class B shares have no voting rights. In addition, preferred stock is authorized that contains a 10% non-cumulative dividend and is non-participating, non-convertible, non-redeemable and preferred as to the rights of the holders of the Class A and Class B common stock in the event of the liquidation of EB.


(10) COMPREHENSIVE INCOME



    Effective February 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial

                         THE ELECTRONICS BOUTIQUE GROUP

(10) COMPREHENSIVE INCOME (CONTINUED)


statement that is displayed with the same prominence as other financial statements. Comprehensive income is computed as follows:



                                                                   THIRTEEN WEEKS ENDED
                                                                --------------------------
                                                                MAY 2, 1998   MAY 3, 1998
                                                                ------------  ------------
Net income....................................................   $2,850,219    $2,080,603
Foreign currency translation adjustment.......................      115,660      (408,324)
                                                                ------------  ------------
Comprehensive income..........................................   $2,965,879    $1,672,279
                                                                ------------  ------------
                                                                ------------  ------------



(11) SUBSEQUENT EVENTS


    In March 1998, EB Holdings' Board of Directors authorized the filing of a Registration Statement on Form S-1 in connection with a planned initial public offering of EB Holdings' common stock.


    On March 16, 1998, EB entered into a credit agreement with Fleet, pursuant to which Fleet agreed to make available to EB an asset based revolving credit and term loan facility in an amount up to $50,000,000. The revolving credit facility expires and the term loan, if borrowed, is repayable on March 16, 2001. Interest accrues on borrowings at a per annum rate equal to either LIBOR plus 250 basis points or Fleet's base rate of interest, at EB's option. The revolving credit and term loan facilities are secured by accounts receivable, inventory, and equipment, and the term loan facility is also secured by the Company's West Chester, Pennsylvania property. The Company intends to use a portion of its net proceeds of the Offering to repay its obligations to Fleet.



(12) EQUITY PARTICIPATION PLAN (UNAUDITED)



    Immediately prior to the completion of the Offering, EB Holdings will establish an equity participation plan pursuant to which 2,100,000 shares of common stock will be reserved for future issuance upon the exercise of stock options granted to employees, consultants and directors. The options will be issued at fair value and generally will vest over five years.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.


                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME


                      FOR THE YEAR ENDED JANUARY 31, 1998

                                  (UNAUDITED)


                                                                    ACTUAL       ADJUSTMENTS     PRO FORMA
                                                                --------------  -------------  --------------
Net sales.....................................................  $  449,179,603  $    --        $  449,179,603
Management fees...............................................       4,791,353       --             4,791,353
                                                                --------------  -------------  --------------
      Total revenues..........................................     453,971,156       --           453,971,156
                                                                --------------  -------------  --------------
Costs and expenses
  Costs of merchandise sold, including freight................     338,497,642       --           338,497,642
  Selling, general and administrative.........................      87,002,305        150,000(a)     87,152,305
  Depreciation and amortization...............................       7,996,506        (51,675 (b)      7,944,831
                                                                --------------  -------------  --------------
                                                                   433,496,453         98,325     433,594,778
Operating income..............................................      20,474,703         98,325      20,376,378
Equity in earnings of affiliates..............................       2,902,780      2,902,780(c)       --
Interest expense, net of interest income......................       1,380,046       --             1,380,046
Preacquisition loss of subsidiaries...........................         913,028       --               913,028
                                                                --------------  -------------  --------------
Income before income taxes....................................      22,910,465      3,001,105      19,909,360
Income taxes..................................................         846,280      7,336,470(d)      8,182,750
                                                                --------------  -------------  --------------
Net income....................................................  $   22,064,185  $  10,740,633  $   11,726,610
                                                                --------------  -------------  --------------
                                                                --------------  -------------  --------------
Pro forma net income per share................................                                 $         0.74
Pro forma weighted average shares outstanding.................                                     15,794,200

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                    FOR THE THIRTEEN WEEKS ENDED MAY 2, 1998
                                  (UNAUDITED)


                                                                      ACTUAL       ADJUSTMENTS     PRO FORMA
                                                                  --------------  -------------  --------------
Net sales.......................................................  $  106,729,814  $    --        $  106,729,814
Management fees.................................................         571,367       --               571,367
                                                                  --------------  -------------  --------------
    Total revenues..............................................     107,301,181       --           107,301,181
                                                                  --------------  -------------  --------------

Costs and expenses:
  Costs of merchandise sold, including freight                        79,519,589       --            79,519,589
  Selling, general and administrative...........................      22,270,148        150,000(a)     22,420,148
  Depreciation and amortization.................................       2,253,768        (51,675 (b)      2,202,093
                                                                  --------------  -------------  --------------

Operating income................................................       3,257,676         98,325       3,159,351
Equity in loss of affiliates                                             (80,287)       (80,287 (c)       --
Interest expense. net of interest income........................         213,870       --               213,870
                                                                  --------------  -------------  --------------

Income before income taxes......................................       2,963,519         18,038       2,945,481
Income taxes....................................................         113,300      1,041,328(d)      1,154,628
                                                                  --------------  -------------  --------------
Net income......................................................  $    2,850,219  $   1,059,366  $    1,790,853
                                                                  --------------  -------------  --------------
                                                                  --------------  -------------  --------------
Pro forma net income per share..................................                                 $         0.11
Pro forma weighted average
  shares outstanding............................................                                     15,794,200

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.



                      PRO FORMA CONSOLIDATED BALANCE SHEET



                                  (UNAUDITED)



                                                              MAY 2
                                                               1998        ADJUSTMENTS      PRO FORMA
                                                          --------------  --------------  --------------
ASSETS
Current assets:
  Cash and cash equivalents.............................  $    9,264,474  $   (8,139,347 (e) $    1,125,127
  Account receivable:
    Trade and vendors...................................       3,060,155      (1,773,476 (e)      1,286,679
    Other...............................................       3,567,108      (3,567,108 (e)       --
  Due from affiliates...................................       2,585,544        (218,953 (e)      2,366,591
  Merchandise inventories...............................      58,765,612        --            58,765,612
  Deferred tax asset....................................        --             3,011,000(f)      3,011,000
  Prepaid expenses......................................       3,172,832        --             3,172,832
                                                          --------------  --------------  --------------
Total current assets....................................      80,415,725     (10,687,884)     69,727,841
                                                          --------------  --------------  --------------
Property and equipment:
  Leasehold improvements................................      40,643,655        --            40,643,655
  Fixtures and equipment................................      25,583,252        --            25,583,252
  Building..............................................       6,200,950      (6,200,950 (e)       --
  Land..................................................         632,806        (632,806 (e)       --
  Construction in progress..............................         945,906        --               945,906
                                                          --------------  --------------  --------------
                                                              74,006,569      (6,833,756)     67,172,813
  Less accumulated depreciation and amortization........      33,089,952        (103,349 (e)     32,986,603
                                                          --------------  --------------  --------------
Net property and equipment..............................      40,916,617      (6,730,407)     34,186,210
                                                          --------------  --------------  --------------
Investment in affiliated companies......................      10,945,058     (10,945,058 (g)       --
Goodwill and other intangible assets, net of accumulated
 amortization...........................................       2,199,425        --             2,199,425
Deferred tax asset......................................        --             4,817,000(f)      4,817,000
Other assets............................................       6,219,484      (3,972,082 (e)      2,247,402
                                                          --------------  --------------  --------------
Total assets............................................  $  140,696,309  $  (27,518,431) $  113,177,878
                                                          --------------  --------------  --------------
                                                          --------------  --------------  --------------

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                      PRO FORMA CONSOLIDATED BALANCE SHEET



                                  (UNAUDITED)



                                                                       MAY 2,
                                                                        1998        ADJUSTMENTS      PRO FORMA
                                                                   --------------  --------------  --------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving credit facility......................................  $   21,028,034  $     --        $   21,028,034
  Current portion of long-term debt..............................         900,396        --               900,396
  Accounts payable...............................................      84,317,275        --            84,317,275
  Accrued expenses...............................................      11,383,614        --            11,383,614
  Due to affiliate...............................................             489       7,487,617(h)      7,488,106
  Income taxes payable...........................................         561,730        --               561,730
  Distribution payable...........................................        --             6,100,000(i)      6,100,000
                                                                   --------------  --------------  --------------
Total current liabilities........................................     118,191,538      13,587,617     131,779,155
                                                                   --------------  --------------  --------------
Long-term liabilities:
  Notes payable..................................................       2,749,350        --             2,749,350
  Deferred rent..................................................       2,282,561        --             2,282,561
                                                                   --------------  --------------  --------------
                                                                        5,031,911        --             5,031,911
                                                                   --------------  --------------  --------------
Total liabilities................................................     123,223,449      13,587,617     136,811,066
                                                                   --------------  --------------  --------------
Commitments

Stockholders' equity (deficit):
  Preferred stock -- authorized 200,000 shares; $100.00 par
    value; no shares issued and outstanding......................        --              --              --
  Common stock:
    Class A -- authorized 5,000 shares; $.10 par value; issued
      and outstanding 1,900 shares...............................             190            (190 (j)       --
    Class B -- authorized 25,000 shares; $.10 par value; issued
      and outstanding 21,000 shares..............................           2,100          (2,100 (j)       --
  Common stock -- authorized 100,000,000 shares; $.01 par value;
    pro forma issued and outstanding 15,794,200..................        --               157,942(j)        157,942
  Partners' capital of EB Services Company LLP...................           1,000        --              --
  Additional paid-in capital.....................................       7,584,365     (30,467,662 (k)    (22,883,297)
  Accumulated other comprehensive expense........................        (907,833)       --              (907,833)
  Retained earnings (deficit)....................................      10,793,038     (10,793,038 (k)       --
Total stockholders' equity (deficit).............................      17,472,860     (41,106,048)    (23,633,188)
                                                                   --------------  --------------  --------------
Total liabilities and stockholders' equity.......................  $  140,696,309  ($  27,518,431) $  113,177,878
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.



NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS



    In contemplation of the public offering, a series of reorganization transactions that are described in the "Reorganization" section of the prospectus have occurred or will occur. Upon completion and as a result of the reorganization transactions, certain assets will be retained by The Electronics Boutique, Inc. (EB) and, therefore, will not be included in the consolidated balance sheet of Electronics Boutique Holdings Corp. and its subsidiaries at the time of the consummation of the offering. EB will retain the West Chester distribution center and headquarters; cash, receivables and other assets representing the undistributed previously taxed S Corporation earnings, undistributed C Corporation earnings from years prior to 1988 and additional paid in capital of EB; and shares of Electronics Boutique plc.



    Prior to the offering EB has been taxed as an S Corporation for federal and certain state income tax purposes resulting in taxable income being passed through to its shareholders. Additionally, EB Services Company LLP, which will become 99.99% owned by EB Holdings in connection with the reorganization, has been taxed as a partnership with its taxable income being passed through to its partners, EB Services Company LLP plans to distribute its previously taxed but undistributed earnings to its partners prior to or contemporaneously with the public offering. Subsequent to the public offering, EB Holdings and its subsidiaries will be subject to tax as a C Corporation.



    The pro forma data presented in the unaudited pro forma consolidated financial statements are included in order to illustrate the effect on the financial statements of The Electronics Boutique Group of the reorganization transactions described above as if such transactions occurred on May 2, 1998 as they relate to the pro forma balance sheet and as of February 2, 1997 and February 1, 1998 as they relate to the pro forma statements of income for the fiscal year ended January 31, 1998 and the thirteen weeks ended May 2, 1998, respectively. The pro forma information is based on the historical financial statements of The Electronics Boutique Group. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data. The unaudited pro forma consolidated financial statements do not include the effect of issuance of shares upon the consummation of the public offering contemplated in this prospectus.



    The pro forma consolidated financial statements should be read in conjunction with the audited consolidated and combined financial statements of The Electronics Boutique Group and the notes thereto. The pro forma consolidated statement of income data are not necessarily indicative of the results that would have been reported had such events actually occurred on the date specified, nor are they indicative of future results.



    Pro forma adjustments for the unaudited pro forma consolidated statements of income for the year ended January 31, 1998 and the thirteen weeks ended May 2, 1998 are as follows:



    (a) Represents lease expense for the three months for the West Chester distribution center and headquarters which were purchased by EB in October 1997. The West Chester distribution center and headquarters are being retained by EB.



    (b) Represents reduction in depreciation expense for three months for the West Chester distribution center and headquarters which were purchased in October 1997 by EB. The West Chester distribution center and headquarters are being retained by EB.



    (c) Represents elimination of the equity in earnings (loss) of investment in Electronics Boutique Plc and goodwill amortization as EB is retaining its shares of Electronics Boutique Plc.

    (d) Represents adjustment to record income taxes as if EB and EB Services Company LLP had been taxed as a C Corporation for federal and state income taxes purposes. The difference between the federal statutory income tax rate and the pro forma income tax rate was as follows:



                                                               YEAR ENDED          THIRTEEN WEEKS
                                                            JANUARY 31, 1998      ENDED MAY 2, 1998
                                                           -------------------  ---------------------

Federal statutory tax rate...............................            35.0%                 35.0%
State income taxes, net of federal benefit...............             3.7                   3.6
Loss of foreign subsidiaries.............................             0.5                --
Other....................................................             1.9                   0.6
                                                                      ---                   ---
Pro forma income tax rate................................            41.1%                 39.2%
                                                                      ---                   ---
                                                                      ---                   ---



    Pro forma adjustments for the unaudited pro forma consolidated balance sheet as of May 2, 1998 are as follows:



    (e) Represents elimination of assets retained by EB representing undistributed previously taxed S Corporation earnings, additional paid in capital, and undistributed C corporation earnings from years prior to 1988 of EB.



    (f) Represents effect of cumulative differences between the financial reporting and income tax basis of certain assets and liabilities as a result of the creation of EB Holdings as a C Corporation for federal and state income tax purposes, whereas EB was an S Corporation for federal and certain state tax purposes and EB Services Company LLP was a partnership for federal and state tax purposes. The significant items comprising EB Holdings' pro forma net deferred income tax assets and liabilities as of May 2, 1998 are temporary differences relating to the following:



Deferred tax assets:
  Inventory capitalized costs...................................  $1,565,000
  Accrued expenses..............................................   1,446,000
  Fixed assets..................................................   3,858,000
  Deferred rent.................................................     847,000
  Amortization of goodwill......................................     112,000
  Foreign net operating loss carryforward.......................   1,622,000
                                                                  ----------
  Total gross deferred tax asset................................   9,450,000
  Valuation allowance...........................................  (1,622,000)
  Deferred tax assets...........................................  $7,828,000
                                                                  ----------
                                                                  ----------



    Since EB Holdings does not intend to repatriate the earnings of its foreign subsidiaries, no U.S. deferred income taxes have been recorded on such amounts.



    (g) Represents the elimination of the investment in Electronics Boutique Plc as EB will retain its shares of Electronics Boutique Plc.



    (h) Represents payable to EB by EB Holdings for receivables that will be retained by EB representing undistributed previously taxed S Corporation earnings, additional paid in capital, and undistributed C corporation earnings from years prior to 1988 of EB. These were previously intercompany receivables eliminated in the consolidated and combined financial statements of the EB Group.



    (i) Represents estimated distribution of previously taxed partnership earnings to the partners of EB Services Company LLP.



    (j) Represents adjustment to reflect common stock of EB Holdings outstanding upon the reorganization transactions.



    (k) Represents the elimination of retained earnings and additional paid in capital as a result of the reorganization transactions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL        , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------


            TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Prospectus Summary........................          3
Risk Factors..............................          7
Reorganization............................         12
Use of Proceeds...........................         13
Dividend Policy...........................         13
Capitalization............................         14
Dilution..................................         15
Selected Consolidated and Combined
  Financial and Operating Data............         16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................         18
Business..................................         25
Management................................         38
Certain Transactions......................         43
Principal and Selling Shareholders........         45
Description of Capital Stock..............         46
Shares Eligible for Future Sale...........         49
Underwriting..............................         50
Legal Matters.............................         51
Experts...................................         51
Additional Information....................         51
Index to Consolidated and Combined
  Financial Statements....................        F-1


                                6,250,000 Shares


                                     [LOGO]

                                  Common Stock



                                 --------------


                                   PROSPECTUS
                                 --------------

                       PRUDENTIAL SECURITIES INCORPORATED
                              SALOMON SMITH BARNEY

                                           , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses expected to be incurred in connection with the Offering. All amounts are estimates except the Commission Registration Fee, the NASD Filing Fee and the NASDAQ National Market Fee.


Commission Registration Fee.....................................................  $  43,255
NASD Filing Fee.................................................................     15,163
NASDAQ National Market Fee......................................................     94,000
EDGAR and Printing Expenses.....................................................    150,000
Legal Fees and Expenses.........................................................    500,000
Accounting Fees and Expenses....................................................    250,000
Blue Sky Fees and Expenses......................................................      5,000
Transfer Agent's Fees and Expenses..............................................     10,000
Directors and Officers Insurance Premiums.......................................    100,000
Miscellaneous Expenses..........................................................     14,327
                                                                                  ---------
Total...........................................................................  $1,225,000
                                                                                  ---------
                                                                                  ---------



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    The Company's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware Law.

    The Company's Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the Company if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

    The Company has entered into indemnification agreements with its directors and executive officers in addition to the indemnification provided for in the Company's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

    The form of Underwriting Agreement filed as an Exhibit hereto provides for the indemnification of the Company's directors and officers in certain circumstances as provided therein.

    The Company intends to procure insurance, which would afford officers and directors insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts, including liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


    In       1998, an aggregate of 100 shares of Common Stock were issued to the
Kim Shareholders and EB Services Corp. in exchange for 99.99% of the outstanding partnership interests of EB Services, and 15,794,100 shares of common stock were issued to EB Nevada in exchange for substantially all of its assets and liabilities. Such issuances were made pursuant to the exemption from registration under Section 4(2) of the Securities Act. See "Reorganization."

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits:


**               1.1  Form of Underwriting Agreement

*                3.1  Certificate of Incorporation of the Company

*                3.2  Bylaws of the Company

                 4.1  Specimen Stock Certificate

                 5.1  Form of Opinion of Klehr, Harrison, Harvey, Branzburg & Ellers LLP

                10.2  Form of Indemnification Agreement for Directors and Officers of the Company

*               10.3  Form of 1998 Equity Participation Plan of the Company

                10.4  Services Agreement, dated October 13, 1995, by and between EB and EB-UK (f/k/a
                      Rhino Group Plc)

*               10.5  Loan and Security Agreement, dated March 16, 1998, by and between EB and Fleet
                      Capital Corporation

**              10.6  Joinder Agreement, dated June   ,1998, by and between EBOA and Fleet Capital
                      Corporation

                10.7  Form of Employment Agreement by and between the Company and Joseph J. Firestone

                10.8  Form of Employment Agreement by and between the Company and John R. Panichello

                10.9  Form of Employment Agreement by and between the Company and Jeffrey W. Griffiths

               10.10  Assignment, Bill of Sale, and Assumption Agreement, dated May 31, 1998, by and between EB and EBOA

               10.11  Form of Registration Rights Agreement between the Company and EB Nevada

               10.12  Form of Demand Note by and between James J. Kim and EBOA

               10.13  Assignment of Trademarks, dated May 31, 1998, by and between EB and Elbo

**             10.14  Form of Addendum to Assignment of Trademarks by and between EB and Elbo

***             11.1  Statement re computation of per share earnings

***             12.1  Statement re computation of ratios

                21.1  Subsidiaries of the Company
                23.1  Consent of KPMG Peat Marwick LLP

                23.2  Consent of Klehr, Harrison, Harvey, Branzburg & Ellers LLP (included in Exhibit
                      5.1)

*               25.1  Powers of Attorney

                27.1  Financial Data Schedule


------------------------

*   Previously filed

**  To be filed by Amendment

*** Not applicable

    (b) Consolidated Financial Statement Schedules

       None

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The Registrant further undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    The Registrant undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of West Chester, Commonwealth of Pennsylvania, on June 18, 1998.


                                ELECTRONICS BOUTIQUE HOLDINGS CORP.

                                By:           /s/ JOSEPH J. FIRESTONE
                                     -----------------------------------------
                                                Joseph J. Firestone,
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 18, 1998 by the following persons in the capacities indicated:


                      SIGNATURE                                                 TITLE
------------------------------------------------------  ------------------------------------------------------

                  /s/ JAMES J. KIM*                     Chairman of the Board
     -------------------------------------------
                     James J. Kim

               /s/ JOSEPH J. FIRESTONE                  President, Chief Executive Officer and Director
     -------------------------------------------          (Principal Executive Officer)
                 Joseph J. Firestone

                  /s/ DEAN S. ADLER*                    Director
     -------------------------------------------
                    Dean S. Adler

                  /s/ SUSAN Y. KIM*                     Director
     -------------------------------------------
                     Susan Y. Kim

                 /s/ LOUIS J. SIANA*                    Director
     -------------------------------------------
                    Louis J. Siana

               /s/ JOHN R. PANICHELLO*                  Senior Vice President and Chief Financial Officer
     -------------------------------------------          (Principal Financial and Accounting Officer)
                  John R. Panichello

*By:   /s/ JOSEPH J. FIRESTONE
      -------------------------
         Joseph J. Firestone
         (ATTORNEY-IN-FACT)